CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	44

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
To the Shareholders and Board of Directors of IAMGOLD Corporation
The accompanying consolidated financial statements of IAMGOLD Corporation (the "Company”), their presentation and the information contained in Management's Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The financial information of the Company presented in Management's Discussion and Analysis is consistent with that in the consolidated financial statements.
The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.
The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit and Finance Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit and Finance Committee as the Board’s financial expert. The Audit and Finance Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit and Finance Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.
The external auditors audit the consolidated financial statements annually on behalf of the shareholders of the Company. The external auditors have full and free access to management and the Audit and Finance Committee.

Maryse Bélanger                        Maarten Theunissen
Interim President and Chief Executive Officer ("CEO")        Interim Chief Financial Officer ("CFO")
February 16, 2023                    February 16, 2023

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	45

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The CEO and CFO conducted an evaluation of the design, implementation and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 49 of the consolidated financial statements.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	46

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of IAMGOLD Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation (the Company) as of December 31, 2022 and 2021, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 16, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and finance committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Recoverable amount of the Côté Gold Cash Generating Unit (CGU)
As discussed in Note 3(g) to the consolidated financial statements, the carrying amounts of the Company’s non-current assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment test. As discussed in Note 29 the updated costs to complete, project economics and life-of-mine plan to be included in a new technical report were considered by the Company to be indicators of impairment for the Côté Gold CGU. An impairment test was performed and it was determined that the estimated recoverable amount of the CGU was more than the carrying amount and no impairment was required. The recoverable amount of the CGU was determined by calculating the FVLCD. The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD for the CGUs were reserves and resources, the life-of-mine production profile, remaining construction expenditures, future capital and operating expenditures, future gold prices, future foreign exchange rates, discount rate and value of un-modeled mineralization.
We identified the assessment of the recoverable amount of the Côté Gold CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to estimate the recoverable amount of the Côté Gold CGU and in particular certain key assumptions of future gold prices, future foreign exchange rates, discount rate, future costs and value of un-modeled mineralization. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plan.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process. This included controls related to the determination of each of the certain key assumptions used in the estimate of the recoverable amount and

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	47

controls related to the determination of estimated mineral reserves and resources. We compared the future costs in the discounted cash flow model to the Côté Gold CGU technical report and to certain actual historical costs incurred. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserves and resources estimates, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in:
•evaluating the future gold prices, discount rate, and future foreign exchange rate assumptions, by comparing to estimates that were independently developed using publicly available third-party sources and data for comparable entities; and
•assessing the value of un-modeled mineralization, by comparing the assumption to the implied value per ounce from comparable market transactions and the implied value per ounce of the mineral reserves and resources in the discounted cash flow.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 1998.

Toronto, Canada
February 16, 2023

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of IAMGOLD Corporation:
Opinion on Internal Control Over Financial Reporting
We have audited IAMGOLD Corporation’s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 16, 2023 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 16, 2023

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	49

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	Notes	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	7	$407.8	$544.9
Short-term investments		—	7.6
Receivables and other current assets	9	128.0	96.5
Inventories	10	199.9	302.1
Assets held for sale	5	785.6	—
		1,521.3	951.1
Non-current assets
Property, plant and equipment	11	2,598.0	2,587.9
Exploration and evaluation assets	12	28.3	61.7
Restricted cash	8	56.3	42.2
Inventories	10	92.4	124.1
Other assets	13	128.8	204.6
		2,903.8	3,020.5
		$4,425.1	$3,971.6
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$294.1	$304.4
Income taxes payable		37.8	29.5
Other current liabilities	14	24.2	218.9
Current portion of lease liabilities	16	5.1	21.4
Current portion of long-term debt	19	8.7	7.5
Liabilities held for sale	5	276.3	—
		646.2	581.7
Non-current liabilities
Deferred income tax liabilities	17	22.6	61.2
Provisions	15	310.4	470.2
Lease liabilities	16	68.7	44.2
Long-term debt	19	910.0	456.9
Deferred revenue	20	240.8	—
Other liabilities	18	19.6	40.3
		1,572.1	1,072.8
		2,218.3	1,654.5
Equity
Attributable to equity holders
Common shares		2,726.3	2,719.1
Contributed surplus		58.2	59.1
Accumulated deficit		(632.4)	(562.2)
Accumulated other comprehensive income (loss)		(21.3)	23.8
		2,130.8	2,239.8
Non-controlling interests		76.0	77.3
		2,206.8	2,317.1
Contingencies and commitments	15(b), 37
Subsequent events	5, 6, 19
		$4,425.1	$3,971.6
The accompanying notes are an integral part of these consolidated financial statements.
Signed on behalf of the Board of Directors,

Maryse Bélanger, Chair                David Smith, Lead Director

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	50

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2022	2021
Continuing Operations:
Revenues		$958.8	$875.5
Cost of sales	27	(810.9)	(813.3)
Gross profit		147.9	62.2
General and administrative expenses	28	(52.0)	(38.8)
Exploration expenses		(28.4)	(35.1)
Impairment charge		(17.1)	(15.0)
Other expenses	30	(9.1)	(77.9)
Earnings (loss) from operations		41.3	(104.6)
Finance costs	31	(8.6)	(5.2)
Foreign exchange loss		(5.0)	(6.0)
Interest income, derivatives and other investment gains	32	14.0	61.3
Earnings (loss) before income taxes		41.7	(54.5)
Income tax expense	17	(78.1)	(33.4)
Net loss from continuing operations		(36.4)	(87.9)
Net loss from discontinued operations, net of income taxes	5	(16.4)	(167.2)
Net loss		$(52.8)	$(255.1)
Net earnings (loss) from continuing operations attributable to:
Equity holders		$(55.5)	$(95.8)
Non-controlling interests		19.1	7.9
Net loss from continuing operations		$(36.4)	$(87.9)
Net earnings (loss) attributable to:
Equity holders		$(70.1)	$(254.4)
Non-controlling interests		17.3	(0.7)
Net loss		$(52.8)	$(255.1)

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic and Diluted	34	478.6	476.5

Basic and diluted loss per share from continuing operations	34	$(0.12)	$(0.20)
Basic and diluted loss per share from discontinued operations	34	$(0.03)	$(0.33)
Basic and diluted loss per share	34	$(0.15)	$(0.53)
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	51

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2022	2021
Net loss		$(52.8)	$(255.1)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(4.2)	(4.4)
Net realized change in fair value of marketable securities	21(b)	(2.9)	0.2
Tax impact	17	(0.1)	0.4
		(7.2)	(3.8)
Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve from continuing operations
Effective portion of changes in fair value of cash flow hedges	21(c)(i)	29.7	57.8
Time value of options contracts excluded from hedge relationship	21(c)(i)	(7.4)	3.3
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)	21(c)(ii)	(34.0)	(11.5)
Unrealized gain reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	21(c)(i)	(17.3)	—
Tax impact	17	0.9	(2.6)
		(28.1)	47.0
Currency translation adjustment		—	2.5
		(28.1)	49.5
Total other comprehensive income (loss)		(35.3)	45.7
Comprehensive loss		$(88.1)	$(209.4)

Comprehensive income (loss) attributable to:
Equity holders		$(105.4)	$(208.7)
Non-controlling interests		17.3	(0.7)
Comprehensive loss		$(88.1)	$(209.4)

Total comprehensive loss attributable to equity holders arising from:
Continuing operations		$(90.8)	$(50.1)
Discontinued operations		(14.6)	(158.6)
Comprehensive loss attributable to equity holders		$(105.4)	$(208.7)
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	52

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2022	2021
Operating activities
Net loss from continuing operations		$(36.4)	$(87.9)
Adjustments for:
Depreciation expense		242.0	273.5
Deferred revenue recognized	20	(195.0)	—
Impairment charge		17.1	15.0
Income tax expense	17	78.1	33.4
Derivative (gain) loss	21(c), 21(d)	(21.9)	1.3
Write-down of inventories		1.3	59.9
Finance costs	31	8.6	5.2
Other non-cash items	35(a)	15.8	(15.1)
Adjustments for cash items:
Proceeds from gold prepayment	20	236.0	—
Proceeds from insurance claim		1.2	—
Settlement of derivatives		20.9	9.1
Disbursements related to asset retirement obligations	15(a)	(2.0)	(2.3)
Movements in non-cash working capital items and non-current ore stockpiles	35(b)	(40.6)	1.8
Cash from operating activities, before income taxes paid		325.1	293.9
Income taxes paid	17	(67.5)	(36.1)
Net cash from operating activities related to continuing operations		257.6	257.8
Net cash from operating activities related to discontinued operations		151.1	27.2
Net cash from operating activities		408.7	285.0
Investing activities
Capital expenditures for property, plant and equipment		(742.7)	(525.2)
Capitalized borrowing costs	31	(37.8)	(29.2)
Disposal of marketable securities (net)		27.6	—
Proceeds from sale of royalties	32	—	45.9
Other investing activities	35(c)	(8.3)	(18.5)
Net cash used in investing activities related to continuing operations		(761.2)	(527.0)
Net cash used in investing activities related to discontinued operations		(130.7)	(103.7)
Net cash used in investing activities		(891.9)	(630.7)
Financing activities
Proceeds from credit facility	19(a)	455.0	—
Payment of lease obligations		(4.4)	(4.7)
Dividends paid to non-controlling interests		(18.4)	(5.1)
Proceeds from equipment loan	35(d)	6.0	—
Repayment of equipment loans	35(d)	(7.4)	(7.7)
Common shares issued for cash on exercise of stock options		1.0	0.6
Other financing activities		(10.9)	(5.9)
Net cash from (used in) financing activities related to continuing operations		420.9	(22.8)
Net cash used in financing activities related to discontinued operations		(16.9)	(18.4)
Net cash from (used in) financing activities		404.0	(41.2)
Effects of exchange rate fluctuation on cash and cash equivalents		(17.1)	(9.7)
Decrease in cash and cash equivalents		(96.3)	(396.6)
Cash and cash equivalents, beginning of the year		544.9	941.5
Less: Cash and cash equivalents included in assets held for sale, end of the year	5	(40.8)	—
Cash and cash equivalents, end of the year		$407.8	$544.9
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	53

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2022	2021

Common shares
Balance, beginning of the year		$2,719.1	$2,710.8
Issuance of common shares for share-based compensation		7.2	8.3
Balance, end of the year		2,726.3	2,719.1

Contributed surplus
Balance, beginning of the year		59.1	60.6
Issuance of common shares for share-based compensation		(7.2)	(8.3)
Share-based compensation	26	5.7	6.9
Other		0.6	(0.1)
Balance, end of the year		58.2	59.1

Accumulated deficit
Balance, beginning of the year		(562.2)	(307.9)
Net loss attributable to equity holders		(70.1)	(254.4)
Acquisition of non-controlling interests		(0.5)	—
Other		0.4	0.1
Balance, end of the year		(632.4)	(562.2)

Accumulated other comprehensive income (loss)
Marketable securities fair value reserve
Balance, beginning of the year		(36.0)	(32.2)
Net change in fair value of marketable securities, net of income taxes		(7.2)	(3.8)
Balance, end of the year		(43.2)	(36.0)
Cash flow hedge fair value reserve
Balance, beginning of the year		59.8	29.4
Net change in fair value and time value of cash flow hedges recognized in property, plant and equipment	21(c)(ii)	(9.8)	(16.6)
Net change in fair value of cash flow hedges recognized in other comprehensive income (loss), net of income taxes		(28.1)	47.0
Balance, end of the year		21.9	59.8
Currency translation adjustment
Balance, beginning of the year		—	(2.5)
Change for the year		—	(0.7)
Sale of investment		—	3.2
Balance, end of the year		—	—
Total accumulated other comprehensive income (loss)		(21.3)	23.8
Equity attributable to equity holders		2,130.8	2,239.8

Non-controlling interests
Balance, beginning of the year		77.3	87.3
Acquisition of non-controlling interests		(0.2)	—
Net earnings (loss) attributable to non-controlling interests		17.3	(0.7)
Dividends to non-controlling interests		(18.4)	(9.3)
Balance, end of the year		76.0	77.3
		$2,206.8	$2,317.1
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2022 and 2021
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)
1.    Corporate Information and Nature of Operations
IAMGOLD Corporation (“IAMGOLD” or the "Company”) is a corporation governed by the Canada Business Corporations Act whose shares are publicly traded on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG). The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.
The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) with production planned to commence in early 2024. On October 18, 2022 the Company entered into a definitive agreement to sell its interests in Rosebel and the transaction closed on January 31, 2023. Rosebel is accounted for as an asset held for sale and discontinued operation (note 5). The Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. The Company announced a transaction on December 20, 2022 to sell its interest in its development and exploration assets in West Africa (the "Bambouk assets") (note 5).
The Company is currently incurring significant cash expenditures in developing the Côté Gold project. The Company’s portion of funding the unincorporated joint venture to complete the construction of the Côté Gold project is estimated to be between $800 and $875 million from January 1, 2023. The Company’s joint venture partner, Sumitomo Metal Mining Co. Ltd. (“SMM”) will be funding up to $340 million of this amount on behalf of the Company as per the funding agreement entered into with SMM on December 19, 2022 (note 6). The Company intends to use the funds received from the sale of Rosebel and the anticipated proceeds from the sale of the Bambouk assets in West Africa to fund the remaining portion of the Côté Gold project.
2.    Basis of Preparation
(a) Statement of compliance
These consolidated financial statements of IAMGOLD and all of its subsidiaries, joint venture and associate as at and for the years ended December 31, 2022 and 2021, have been prepared in accordance with IFRS as issued by the IASB.
These consolidated financial statements were prepared on a going concern basis. The significant accounting policies applied in these consolidated financial statements are presented in note 3 and have been consistently applied in each of the years presented.
These consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 16, 2023.
(b)    Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 22.
(c)    Basis of consolidation
Subsidiaries and divisions related to significant properties of the Company are accounted for as outlined below.

Name	Property (Location)	December 31, 2022	December 31, 2021	Type of Arrangement	Accounting Method
IAMGOLD Essakane S.A. ("Essakane S.A.")	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Rosebel Gold Mines N.V.[1]	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation
Doyon division including the Westwood mine[2]	Doyon division (Canada)	100%	100%	Division	Consolidation
Côté Gold division[2,3]	Côté Gold project (Canada)	70%	70%	Division	Proportionate share
IAMGOLD Boto S.A.[4]	Boto Gold project (Senegal)	90%	90%	Subsidiary	Consolidation
Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation
Merrex Gold Inc.	Diakha-Siribaya Gold project (Mali)[4]	100%	100%	Subsidiary	Consolidation
1.As at December 31, 2022, the Rosebel mine, which includes the Saramacca Project, met the criteria to be classified as held for sale and discontinued operations (note 5). The sale of the Rosebel mine was completed on January 31, 2023.
2.Part of IAMGOLD Corporation.
3.The Company holds a 70% participating interest in the assets, liabilities, revenues and expenses through an unincorporated joint venture with SMM with respect to the Côté Gold project (the "Côté UJV"). A third party holds various net profit interests and net participation interests in the mineral tenure comprising the project. The net interest of IAMGOLD in the mineral tenure comprising the current pit shell is approximately 64.75%.
4.As at December 31, 2022, Boto Gold project and Diakha-Siribaya Gold project met the criteria to be classified as held for sale (note 5).

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	55

    (i) Subsidiaries
Subsidiaries are entities over which the Company has the ability to exercise control. Control of an entity is defined to exist when the Company is exposed to variable returns from involvement with the entity and has the ability to affect those returns through power over the entity. Specifically, the Company controls an entity if the Company has all of the following: power over the entity (i.e. existing rights that give the Company the current ability to direct the relevant activities of the entity); exposure, or rights, to variable returns from involvement with the entity; and the ability to use power over the entity to affect its returns. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes a non-controlling interest. All intercompany balances, transactions, income, expenses and profits or losses have been eliminated on consolidation.
(ii)Joint arrangements
Joint arrangements are those arrangements over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venture parties for financial and operating decisions.
Joint Ventures
The financial results of the joint venture is accounted for using the equity method from the date that joint control commences until the date that joint control ceases or investment is classified as held for sale, and are prepared for the same reporting period as the Company, using consistent accounting policies.
Share of net losses from the joint venture is recognized in the consolidated financial statements until the carrying amount of the interest in the joint venture is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the joint venture’s operations or has made payments on behalf of the joint venture.
Dividends received from the Company's joint venture are presented in the Company's consolidated statements of cash flows as operating activities.
(iii)Unincorporated arrangements
The Company participates in unincorporated arrangements and has rights to its share of the undivided assets, liabilities, revenues and expenses of the properties, subject to the arrangements, rather than a right to a net return. All such amounts are measured in accordance with the terms of the arrangements, which is usually in proportion to the Company’s interest in the assets, liabilities, revenues and expenses of the properties. These amounts are recorded in the Company’s consolidated financial statements on the appropriate lines.
(iv)Associate
An associate is an entity over which the Company has significant influence but neither control nor joint control. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% of voting rights but has the power to be actively involved and influence in policy decisions affecting the entity. The Company's share of net assets and net income or loss of associate is accounted for in the consolidated financial statements using the equity method from the date significant influence commences until the date significant influence ceases or investment is sold.
Share of net losses from the associate is recognized in the consolidated financial statements until the carrying amount of the interest in the associate is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the associate’s operations or has made payments on behalf of the associate.
(d)    Functional and presentation currency
    The functional currency of the Company’s subsidiaries and joint venture is the U.S. dollar. The presentation currency of the Company's consolidated financial statements is the U.S. dollar.
    Transactions denominated in foreign currencies are translated into the entity's functional currency as follows:
•Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;
•Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
•Deferred tax assets and liabilities are translated at the exchange rate in effect at the balance sheet date with translation gains and losses recorded in income tax expense; and
•Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, which is translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation.
Exchange gains or losses on translation of transactions are included in the consolidated statements of earnings (loss). When a gain or loss on certain non-monetary items, such as financial assets at fair value through OCI ("FVTOCI"), is recognized in OCI, the translation differences are also recognized in OCI.

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3.    Summary of Significant Accounting Policies
The accounting policies set out below have been applied consistently by the Company, for its subsidiaries, joint venture and associate in all periods presented in these consolidated financial statements.
(a)Financial instruments
The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the consolidated balance sheets. Refer to note 22 on fair value measurements.
(i)Non-derivative financial instruments
Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss ("FVTPL"). Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.
Financial assets at FVTPL
Cash and cash equivalents, restricted cash, short-term investments, bond fund investments and warrants are classified as financial assets at FVTPL and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months and less than 12 months. The unrealized gains or losses related to changes in fair value are reported in interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).
Amortized cost
Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.
Financial assets at FVTOCI
The Company’s investments in equity marketable securities are designated as financial assets at FVTOCI and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in OCI.
Non-derivative financial liabilities
Accounts payable, accrued liabilities, senior notes, equipment loans, and borrowings under the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior notes issue costs and equipment loans transaction costs are calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.
(ii)Non-hedge derivatives
The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for gold, oil and fuel. All derivative financial instruments not designated in a hedge relationship that qualify for hedge accounting are classified as financial instruments at FVTPL. Derivative financial instruments at FVTPL, including embedded derivatives, requiring separation from its host contract are recorded in the consolidated balance sheets at fair value.
Changes in the estimated fair value of non-hedge derivatives at each reporting date are included in the consolidated statements of earnings (loss) as non-hedge derivative gain or loss.
Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.
(iii)Hedge derivatives
The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in OCI, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in OCI are reclassified to the consolidated statements of earnings (loss) when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results

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in the recognition of a non-financial asset, the amounts accumulated in equity are removed and added to the carrying amount of the non-financial asset.
Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of earnings (loss). The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in OCI and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statements of earnings (loss) when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.
When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in OCI until the time the contracts do not qualify for hedge accounting remain in OCI. Amounts recognized in OCI are recognized in the consolidated statements of earnings (loss) in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of earnings (loss).
If the forecasted transaction is no longer expected to occur, then the amounts accumulated in OCI are reclassified to the consolidated statements of earnings (loss) immediately.
(b)Inventories
Finished goods and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses.
Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. Production overheads are allocated to inventory based on the normal capacity of production facilities.
The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per ounce. Stockpiles are segregated between current and non-current inventories in the consolidated balance sheets based on the period of planned usage.
The cost of inventory is reduced to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving supplies inventory are made by reference to specific items of inventory. The Company reverses write-downs when there is a subsequent increase in net realizable value and where the inventory is still on hand.
Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of property, plant and equipment.
(c)Property, plant and equipment
Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.
The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the asset retirement obligation ("ARO"), and for qualifying assets, borrowing costs.
The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.
Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of earnings (loss) in other expenses.
The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of earnings (loss) as incurred.
Property, plant and equipment presented in the consolidated balance sheets represents the capitalized expenditures related to: construction in progress, mining properties, stripping costs, and plant and equipment, including corporate assets.
(i)Construction in progress
Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (note 3(e)) are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not depreciated until the project is ready for use as intended by management.

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Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.
Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.
Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.
The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from construction in progress assets and classified into the appropriate categories of property, plant and equipment.
Revenue from sales occurring from all production, including production from the commissioning stage, is recorded in the consolidated statements of earnings (loss).
(ii)Mining properties
Capitalized costs for evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within property, plant and equipment.
(iii)Stripping costs
Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to gold production inventories or ore stockpiles.
(iv)Plant and equipment
Plant and equipment located at corporate locations includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements and at the mine site includes land and buildings, plant equipment, capital spares, and other equipment.
(d)Depreciation
Effective from the point an asset is available for its intended use, property, plant and equipment are depreciated using either the straight-line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation is determined based on the method which best represents the use of the assets.
The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of property, plant and equipment is akin to the life of the mining operation and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production method calculation prospectively. In 2022 and 2021, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. When property, plant and equipment are depreciated on a straight-line basis, the useful life of the mining operation is determined based on the most recent life of mine (“LOM”) plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.
Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.
Amounts related to expected economic conversions of resources to reserves recorded in an asset acquisition or business combination are not depreciated until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and construction in progress are not depreciated as the assets are not available for use.
Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.
Capitalized borrowing costs are depreciated over the useful life of the related asset.
Residual values, useful lives and depreciation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, depreciation method or residual values is accounted for prospectively.

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(e)Mineral exploration and evaluation expenditures
Exploration activities relate to the collection of exploration data which consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.
Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions are also recognized as exploration and evaluation assets.
(f)Assets and liabilities held for sale and discontinued operations
Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell ("FVLCS"). If the FVLCS is lower than the carrying amount, an impairment loss is recognized in the consolidated statement of earnings (loss). Non-current assets are not depreciated or amortized once classified as held for sale. Equity accounting ceases for the investment in associate and incorporated joint venture once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Company's consolidated balance sheets.
A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Further, a discontinued operation must be a component of the Company that was a cash generating unit ("CGU") while being held for use.
Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of earnings (loss).
(g)Impairment and reversal of impairment
(i)Financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the financial asset is no longer credit-impaired and the improvement can be related objectively to an event occurring after the impairment was recognized.
(ii)Non-financial assets
The carrying amounts of the Company’s non-current assets, including property, plant and equipment and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment test.
An impairment test requires the Company to determine the recoverable amount of an asset or group of assets. For non-current assets, including property, plant and equipment and exploration and evaluation assets, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a CGU for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.
The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal ("FVLCD") and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment charge is recorded to the other long-lived assets in the CGU on a pro rata basis.
An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may be reduced. If it has been determined that the

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impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. An impairment charge reversal is recognized in the consolidated statements of earnings (loss). Impairment charges recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.
In the absence of market related comparative information, the FVLCD is generally determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The significant assumptions used in determining the FVLCD for the CGUs are typically LOM production profiles, long-term commodity prices, reserves and resources, discount rates, foreign exchange rates, values of known reserves and resources not included in the LOM (i.e. un-modeled mineralization), operating and capital expenditures, net asset value (“NAV”) multiples and expected commencement of production for exploration and evaluation and development projects. Management’s assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company's earnings.
(iii)Investments in associate and incorporated joint venture
At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or incorporated joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its FVLCD and VIU. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in the consolidated statement of earnings (loss) in the period in which the reversal occurs.
(h)Asset retirement obligations
The Company records legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related property, plant and equipment, and if the effect of discounting is material, measures it at its present value. For locations where mining activities have ceased, changes to obligations are charged directly to the consolidated statements of earnings (loss). The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.
The Company also estimates the timing of the outlays, which are subject to change depending on continued operation or newly discovered reserves.
The periodic unwinding of the discount is recognized in earnings as accretion expense included in finance costs in the consolidated statements of earnings (loss). Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and ARO when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed mines, are charged to earnings in the period during which they occur.
(i)Other provisions
Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
Provisions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures in respect of the obligation for which the provision was originally recognized.
Certain conditions may exist as of the date of the consolidated financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency determines that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible, then the contingent liability is disclosed in the consolidated financial statements.

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(j)Income taxes
(i)Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.
Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.
Current income taxes related to items recognized directly in equity are recognized directly in equity.
(ii)Deferred income tax
Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the consolidated balance sheets and tax bases.
Deferred income tax liabilities are recognized for all taxable temporary differences, except:
•Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and
•In respect of taxable temporary differences associated with investments in subsidiaries, associate and joint venture, where the timing of the reversal of the temporary differences can be controlled by the parent or the joint venture and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be used, except:
•When the temporary difference results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and
•In respect of deductible temporary differences associated with investments in subsidiaries, associate and joint venture, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be used.
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.
A translation gain or loss may arise for deferred income tax purposes where the local tax currency is not the same as the functional currency for non-monetary assets. A deferred tax asset or liability is recognized on the difference between the carrying amount for accounting purposes (which reflects the historical cost in the entity’s functional currency) and the underlying tax basis (which reflects the current local tax cost, translated into the functional currency using the current foreign exchange rate). The translation gain or loss is recorded in income taxes in the consolidated statements of earnings (loss).
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.
Deferred income taxes related to items recognized directly in equity are recognized directly in equity.
Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.
There is no certainty that future income tax rates will be consistent with current estimates.
(k)Earnings (loss) per share
The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share are calculated by dividing earnings (loss) attributable to equity holders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury method for stock options and warrants, and the if converted method for equity settled share units. The treasury method assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares are assumed to be exercised and the assumed proceeds are used to purchase common shares of the Company

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from treasury at the average market price of the common shares for the period. The if converted method assumes that all equity settled share units have been converted in determining diluted earnings (loss) per share if they are in-the-money, except where such conversion would be anti-dilutive.
(l)Share-based compensation
The Company has the following share-based compensation plans with related costs included in general and administrative expenses.
(i)Share incentive plan
The Company has a number of equity-settled share-based compensation plans in respect to its directors and employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the consolidated statements of earnings (loss) and credited to contributed surplus within shareholders’ equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.
The grant date fair value is based on the underlying market price of the common shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.
Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.
The weighted average grant date fair value is the basis for which share-based compensation is recognized in earnings.
Upon exercise of options and/or issuance of shares, consideration paid by the holder, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.
    (ii) Share purchase plan
The Company has adopted a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.
(m)Revenue recognition
Revenues include sales of gold and by-products.
The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of gold to third parties. Delivery of the gold is considered to be the only performance obligation. Revenue is measured based on the consideration specified in the contract with the customer.
(n)Deferred revenue
Deferred revenue is recognized in the consolidated balance sheets when a cash prepayment is received from a customer prior to the sale of gold. Revenue is subsequently recognized in the consolidated statement of earnings (loss) when control has been transferred to the customer.
The Company recognizes the time value of money, where there is a significant financing component and the period between the payment by the customer and the transfer of the contracted goods exceeds one year. Interest expense on deferred revenue is recognized in finance costs in the consolidated statement of earnings (loss), unless capitalized to construction in progress in accordance with the Company’s policy on capitalized borrowing costs.
The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.
(o)Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A right-of-use ("ROU") asset and lease liability is recognized at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.
The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	63

payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. Generally, the Company uses its incremental borrowing rate as the discount rate.
The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.
The Company presents ROU assets within property, plant and equipment.
The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(p)Segmented information
The Company’s operating segments are those operations whose operating results are reviewed by the Company’s chief operating decision maker ("CODM") to make resource allocation decisions and assess their performance. The Company's CODM is its executive leadership team. Operating segments whose revenues, net earnings or losses or assets exceed 10% of the total consolidated revenues, net earnings or losses or assets, are reportable segments.
In order to determine the reportable operating segments, various factors are considered, including geographical location and managerial structure. It was determined that the Company’s gold segment is divided into reportable geographic segments. The Company’s other reportable segments have been determined to be the Côté Gold project, exploration and evaluation and development and corporate operating segments, which includes royalty interests and investments in associate and joint venture.
(q)Significant accounting judgments, estimates and assumptions
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.
(i)Mineral reserves and resources
Key sources of estimation uncertainty
Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimate.
A number of accounting estimates, as described in the relevant accounting policy notes, are impacted by the mineral reserve and resource estimates, which form the basis of the Company's LOM plans:
•Capitalization and depreciation of stripping costs (note 3(c)(iii));
•Determination of the useful life of property, plant and equipment and measurement of the depreciation expense (note 3(d));
•Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 3(e)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;
•Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition;
•Impairment and reversal of impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 3(g)(ii)); and
•Estimates of the outlays and their timing for AROs (note 3(h)).

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	64

(ii)Impairment and reversal of impairment assessment of non-financial assets
Key sources of estimation uncertainty
Management’s assumptions and estimates of future cash flows used in the Company’s impairment assessment of non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control.
If an indication of impairment or reversal of a previous impairment charge exists, or if an exploration and evaluation asset is determined to be technically feasible and commercially viable, an estimate of a CGU's recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a mine. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production (note 29).
In estimating the net realizable value of inventories, a significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore, the estimated recovery percentage, cost to complete and long-term commodity prices. There can be no assurance that actual quantities will not differ significantly from estimates used (note 10).
Judgments made in relation to accounting policies
Both internal and external sources of information are required to be considered when determining the presence of an impairment indicator or an indicator of reversal of a previous impairment. Judgment is required around significant adverse changes in the business climate which may be indicators of impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves including as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation. Judgment is also required when considering whether significant positive changes in any of these items indicate a previous impairment may have reversed.
Judgment is required to determine whether there are indications that the carrying amount of an exploration project is unlikely to be recovered in full from the successful development or the sale of the project.
(iii)Derivative financial instruments
Judgments made in relation to accounting policies
Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as cash flow hedges. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate.
Key sources of estimation uncertainty
The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in prices of commodities such as oil and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 21 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.
(iv)Provisions and recognition of a liability for loss contingencies
Judgments made in relation to accounting policies
Judgments are required to determine if a present obligation exists at the end of the reporting period by considering all available evidence, including the opinion of experts. The most significant provisions that require judgment to determine if a present obligation exists are contingent losses related to claims and AROs. This includes an assessment of how to account for obligations based on the most recent closure plans and environmental regulations.
Key sources of estimation uncertainty
Provisions related to present obligations, including AROs, are management’s best estimate of the amount of probable future outflow, expected timing of payments, and discount rates if the effect of discounting is material. Refer to note 15(a).
(v)Deferred revenue
Judgments made in relation to accounting policies
In assessing the accounting for the Company’s forward gold sale arrangement (note 20), the Company used judgment to determine that the upfront cash prepayment received was not a financial liability as the sale is expected to be settled through the delivery of gold, which is a non-financial item rather than through cash or other financial assets. It is the Company’s intention to settle this arrangement through its own production. If such settlement is not expected to occur, the forward gold sale arrangement would become a financial liability as a cash settlement may be required.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	65

4.    New Accounting Standards Issued but Not Yet Effective
Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2022:
•Classification of Liabilities as Current or Non-current (Amendments to IAS 1) effective for annual periods beginning on or after January 1, 2024.
•Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) effective for annual periods beginning on or after January 1, 2023.
•Definition of Accounting Estimates (Amendments to IAS 8) effective for annual periods beginning on or after January 1, 2023.
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes) effective for annual periods beginning on or after January 1, 2023.
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases) effective for annual periods beginning on or after January 1, 2024.
•Sale or Contribution of Assets Between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) amendments were to be applied prospectively for annual periods beginning on or after January 1, 2016, however, on December 17, 2015 the IASB decided to defer the effective date for these amendments indefinitely.
None of these pronouncements are expected to have a significant impact on the Company's consolidated financial statements upon adoption.
5.    Assets and Liabilities Held for Sale and Discontinued Operations
Rosebel mine
On October 18, 2022, the Company announced that it had entered into a definitive agreement with Zijin Mining Group Co. Ltd. to sell its 95% interests in the Rosebel mine. The transaction closed on January 31, 2023 and the Company received net proceeds of $371.5 million, consisting of sales proceeds of $360.0 million, plus $15.0 million of the cash held by Rosebel on January 31, 2023, less a preliminary working capital adjustment of $3.5 million. The Company is due to receive approximately $24.8 million by March 31, 2023 consisting of the remaining cash balance held by Rosebel on January 31, 2023 subject to final working capital adjustments. The existing royalty, based on production at Rosebel, and held by Euro Ressources S.A. ("EURO") will remain an obligation of the Company.
At December 31, 2022, the Rosebel mine met the criteria to be classified as held-for-sale and discontinued operations in accordance with IFRS 5. The results of operations have been restated for the current and comparative years to reclassify the earnings (loss) as earnings (loss) from discontinued operations. All assets and liabilities relating to the Rosebel mine have been classified as current assets and current liabilities held for sale at December 31, 2022.
The net earnings (loss) from discontinued operations from the Rosebel Mine, which include the results of operating activities for the years ended December 31, 2022 and 2021 are as follows:

	Years ended December 31,
	2022	2021
Revenues	$405.2	$276.2
Cost of sales	(330.7)	(335.7)
General and administrative expenses	(3.5)	(3.2)
Exploration expenses	(1.2)	(3.0)
Impairment charge	(110.1)	(190.1)
Other expenses	(2.5)	(14.1)
Finance costs	(1.2)	—
Foreign exchange gain	0.4	—
Interest income, derivatives and other investment gains	6.6	4.8
	(37.0)	(265.1)
Income tax recovery	20.6	97.9
	$(16.4)	$(167.2)
During the year ended December 31, 2022, an impairment charge of $110.1 million (post-tax impairment charge of $70.5 million) was recognized in the consolidated statements of earnings (loss) to align the carrying value of the Rosebel mine with the sales price.
During the year ended December 31, 2021, an impairment test was performed for the Rosebel CGU and it was determined that the carrying amount exceeded its estimated recoverable amount of $373.8 million. This resulted in an impairment charge of $205.1 million (post-tax impairment charge of $132.9 million) being recognized in the consolidated statements of earnings (loss). At December 31, 2021, the Rosebel CGU was assessed to include the carrying value and corresponding

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	66

cash flows of the Rosebel royalty held by EURO. $190.1 million of the impairment recorded at December 31, 2021 pertains to Rosebel and is presented in discontinued operations and $15.0 million is related to EURO. The Company retains its interest in EURO and will continue to make the Rosebel royalty payments to EURO.
The assets and liabilities of the Rosebel mine that are included in the held-for-sale categories are summarized below:

December 31,
2022
Assets classified as held-for-sale
Cash and cash equivalents	$38.5
Receivables and other current assets	4.9
Inventories	155.8
Property, plant and equipment	435.8
Other non-current assets	34.6
$669.6
Liabilities classified as held-for-sale
Accounts payable and accrued liabilities	$84.2
Current portion of provisions	4.2
Deferred income tax liabilities	17.4
Leases	39.5
Provisions	103.8
Other liabilities	19.5
$268.6
Bambouk assets
On December 20, 2022, the Company announced that it had entered into a definitive agreement with Managem, S.A. to sell the Company’s interest in its exploration and development projects in Senegal, Mali and Guinea (the “Bambouk assets”). The Company will receive total cash payments of approximately $282 million as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project ("Boto") in Senegal and 100% interest in each of: i) the Diakha-Siribaya Gold Project in Mali, Karita Gold Project and associated exploration properties in Guinea, and ii) the early stage exploration properties of Boto West, Senala West, Daorala, and iii) the vested interest in the Senala Option Earn-in Joint Venture also in Senegal.
The total consideration of $282 million is subject to changes in intercompany loans associated with the continued advancement of the projects between December 20, 2022 and the closing of respective asset sales. The remaining 10% interest in Boto will continue to be held by the Government of Senegal.
Inclusive of the consideration is a $30 million deferred payment to be paid at the earlier of:
•Six months after the closing of Boto and associated properties in Senegal; or
•At a time mutually agreed to by the parties.
The transactions are subject to certain regulatory approvals including, as applicable, approval for the transfer of permits and licenses from the Governments of Senegal, Mali, and Guinea, as well as other customary closing conditions. The Company received consent of IAMGOLD's syndicate of lenders. Closing of various components of the transactions are expected to occur upon satisfaction of the applicable regulatory conditions and are expected to close over the course of the second and third quarters of 2023.
At December 31, 2022, the Bambouk assets met the criteria for held-for-sale accounting in line with IFRS 5. All assets and liabilities relating to the Bambouk assets have been classified as current assets and current liabilities held for sale at December 31, 2022.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	67

The assets and liabilities of the Bambouk assets that are included in the held-for-sale categories are summarized below:

December 31,
2022
Assets classified as held-for-sale
Cash and cash equivalents	$2.3
Exploration and evaluation assets	34.1
Property, plant and equipment	78.5
Other non-current assets	1.1
$116.0
Liabilities classified as held-for-sale
Accounts payable and accrued liabilities	$7.7
$7.7
6.    Unincorporated Arrangement
The Company is a 70% partner in the Côté Gold project, an unincorporated joint venture (“UJV”) formed with SMM to construct and operate the Côté Gold mine. The UJV is governed by the Côté Gold Joint Venture Agreement (“UJV agreement”). The UJV agreement gives the Company and SMM interests and obligations in the underlying assets, liabilities, revenues and expenses.
On December 19, 2022, the Company announced it had entered into an amendment of the UJV agreement with SMM. Under the amended UJV agreement, commencing in January 2023, SMM will contribute certain of the Company's funding obligations to the Côté Gold project that in aggregate are expected to total approximately $340 million over the course of 2023. As a result of SMM funding such amounts, the Company will transfer, in aggregate, an approximate 10% interest in the Côté Gold project to SMM (the "Transferred Interests") as funding is made by SMM, subject to the right for the Company to repurchase the Transferred Interests pursuant to the terms of the UJV agreement (the "Repurchase Option"). The Company will pay a repurchase option fee to SMM on the terms set forth in the UJV agreement, and the Company shall have the right to exercise the Repurchase Option on seven dates between November 30, 2023 and November 30, 2026, to return to its full 70% interest in the Côté Gold project. The Company may exercise its option through the payment of the aggregate amounts advanced by SMM in respect of the Transferred Interests, subject to certain adjustments as set out in the amendment to the UJV agreement relating to the period between initial gold production and commercial production.
Subsequent to December 31, 2022, SMM funded $126.4 million under the funding arrangement, resulting in the Company’s interest in the Côté Gold project being diluted, as calculated by the Company, by 5.0% to 65.0%.
7.    Cash and Cash Equivalents

	December 31, 2022	December 31, 2021
Cash	$407.8	$429.7
Short-term deposits with initial maturities of three months or less	—	115.2
	$407.8	$544.9
8. Restricted Cash
As at December 31, 2022, the Company had long-term restricted cash of CFA 27.8 billion (December 31, 2022 - $45.3 million; December 31, 2021 - CFA 24.4 billion, $42.2 million) in support of environmental closure costs obligations related to the Essakane mine and $11.0 million (December 31, 2021 - $nil) posted as cash collateral for a surety bond issued for guarantee of certain environmental closure cost obligations related to the Doyon division and Côté Gold project.

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9.    Receivables and Other Current Assets

	Notes	December 31, 2022	December 31, 2021
Income taxes receivable		$0.5	$0.5
Receivables from governments[1]		78.5	40.0
Deferred consideration from the sale of Sadiola		1.2	1.2
Other receivables		4.0	6.7
Total receivables		84.2	48.4
Prepayment for other assets		—	0.3
Prepaid expenses		13.4	17.1
Hedge derivatives	21(c)(i)	21.3	30.7
Non-hedge derivatives		9.1	—
		$128.0	$96.5
1.Receivables from governments relate primarily to value added taxes in Burkina Faso and Harmonized Sales Taxes in Canada.
10.    Inventories

	December 31, 2022	December 31, 2021
Finished goods	$42.6	$95.2
Ore stockpiles	30.4	33.6
Mine supplies	126.9	173.3
	199.9	302.1
Non-current ore stockpiles	92.4	124.1
	$292.3	$426.2
For the year ended December 31, 2022, the Company recognized a net realizable value write-down in finished goods amounting to $6.7 million (December 31, 2021 - $7.8 million).
For the year ended December 31, 2022, the Company recognized a net realizable value write-down in current ore stockpiles amounting to $2.1 million (December 31, 2021 - $6.9 million) and a net reversal of previously recorded net realizable value write-downs in non-current ore stockpiles amounting to $17.0 million (December 31, 2021 - net realizable write-down of $73.8 million).
For the year ended December 31, 2022, the Company recognized a write-down in mine supplies inventories amounting to $2.4 million (December 31, 2021 - $4.8 million).

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11. Property, Plant and Equipment

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Cost
Balance, January 1, 2021	$624.8	$3,106.6	$1,966.6	$92.2	$5,790.2
Additions	474.8	142.3	83.2	21.4	721.7
Changes in asset retirement obligations	—	42.0	—	—	42.0
Disposals	—	—	(79.4)	(4.4)	(83.8)
Transfers within property, plant and equipment	(21.0)	14.1	7.5	(0.6)	—
Balance, December 31, 2021	$1,078.6	$3,305.0	$1,977.9	$108.6	$6,470.1
Additions	638.7	221.7	100.8	75.5	1,036.7
Changes in asset retirement obligations	—	(22.4)	—	—	(22.4)
Disposals	—	—	(49.6)	(4.8)	(54.4)
Transfers within property, plant and equipment	(73.8)	25.1	52.6	(3.9)	—
Reclassification to assets held for sale	(79.6)	(1,022.6)	(583.5)	(90.0)	(1,775.7)
Balance, December 31, 2022	$1,563.9	$2,506.8	$1,498.2	$85.4	$5,654.3

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2021	$—	$2,084.8	$1,324.0	$19.4	$3,428.2
Depreciation expense[2]	—	180.4	131.6	15.4	327.4
Disposals	—	—	(74.3)	(4.2)	(78.5)
Impairment charge	—	154.1	37.3	13.7	205.1
Balance, December 31, 2021	$—	$2,419.3	$1,418.6	$44.3	$3,882.2
Depreciation expense[2]	—	183.8	126.9	15.9	326.6
Disposals	—	—	(46.7)	(4.4)	(51.1)
Impairment charge	—	109.1	39.5	11.4	160.0
Transfers within property, plant and equipment	—	—	2.0	(2.0)	—
Reclassification to assets held for sale	—	(749.1)	(461.4)	(50.9)	(1,261.4)
Balance, December 31, 2022	$—	$1,963.1	$1,078.9	$14.3	$3,056.3
Carrying amount, December 31, 2021	$1,078.6	$885.7	$559.3	$64.3	$2,587.9
Carrying amount, December 31, 2022	$1,563.9	$543.7	$419.3	$71.1	$2,598.0
1.Right-of-use assets consist of property, plant and equipment related to assets leased and accounted for under IFRS 16. The Company entered into lease financing agreements on behalf of the Côté Gold project as the operator of the unincorporated joint venture. In accordance with IFRS 16, the Company recorded 100% of the lease liability and right-of-use assets as it entered into the agreement as operator for the 70% owned Côté Gold joint venture.
2.Excludes depreciation expense related to corporate office assets, included within other non-current assets, which is included in general and administrative expenses.
In 2022, borrowing costs attributable to qualifying assets associated with the Côté Gold project, Essakane and Westwood mines totaling $49.0 million (2021 - $38.3 million) were capitalized using a weighted average interest rate of 5.82% (2021 - 5.80%). The weighted average interest rate was based on the 5.75% senior notes, credit facility, equipment loans, gold prepayments and leases.
As at December 31, 2022, mining properties included capitalized stripping costs of $196.6 million (December 31, 2021 - $192.0 million). Stripping costs of $109.7 million were capitalized during 2022 (2021 - $85.0 million), and $105.0 million were depreciated during 2022 (2021 - $80.1 million).

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12.    Exploration and Evaluation Assets

	Diakha-Siribaya Gold project	Fayolle property	Monster Lake project	Other	Total
Balance, January 1, 2021	$36.6	$7.3	$7.8	$3.1	$54.8
Acquired exploration and evaluation assets	—	—	—	5.0	5.0
Exploration and evaluation expenditures	—	1.9	—	—	1.9
Balance, December 31, 2021	$36.6	$9.2	$7.8	$8.1	$61.7
Reclassification to assets held for sale	(34.1)	—	—	—	(34.1)
Write-down	(1.2)	—	—	—	(1.2)
Reclassification to other	(1.3)	—	—	1.3	—
Exploration and evaluation expenditures	—	1.9	—	—	1.9
Balance, December 31, 2022	$—	$11.1	$7.8	$9.4	$28.3
13.    Other Non-Current Assets

	Notes	December 31, 2022	December 31, 2021
Marketable securities[1]	22(a)	$6.1	$40.4
Deferred consideration from the sale of Sadiola	22(a)	19.6	18.9
Advances for the purchase of capital equipment[2]		66.4	44.6
Receivable from Staatsolie[3]		—	10.7
Income taxes receivable		2.7	27.0
Bond fund investments	22(a)	2.0	4.7
Royalty interests[4]		7.2	12.8
Long-term prepayment[5]		3.6	4.0
Hedge derivatives	21(c)(i)	7.0	34.0
Non-hedge derivatives		6.7	1.8
Other		7.5	5.7
		$128.8	$204.6
1.The Company sold marketable securities during the year ended December 31, 2022 for proceeds of $27.6 million. The loss of $0.3 million was recorded in other comprehensive income.
2.Includes advances related to the Côté Gold project of $59.0 million (December 31, 2021 - $33.0 million).
3.As at December 31, 2022, Rosebel met the criteria to be classified as held for sale and discontinued operations (note 5).
4.The Company, through its 90%-owned subsidiary EURO, owns a royalty whereby EURO is entitled to receive 50% of the payable silver production over the life of mine on the Bomboré Project that is owned by a subsidiary of Orezone Gold Corporation. The agreement is accounted for as a royalty interest. The royalty interest is recorded at cost and subsequently measured at cost less accumulated depreciation. During the year ended December 31, 2022, the Company recorded an impairment of $5.6 million relating to the Paul Isnard royalty interests on the Montagne d’Or project owned by Orea Mining that is held by EURO.
5.On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years upon commissioning for active use. The solar power plant was commissioned for active use on June 1, 2018. A prepayment of $4.9 million was made in 2017 towards the purchase of power in connection with the agreement, and for the year ended December 31, 2022, $0.4 million (year ended December 31, 2021 - $0.3 million) was utilized.
14.    Other Current Liabilities

	Notes	December 31, 2022	December 31, 2021
Current portion of provisions	15	$5.6	$6.5
Current portion of other liabilities	18	18.6	22.7
Current portion of deferred revenue	20	—	189.7
		$24.2	$218.9

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15.    Provisions

	Notes	December 31, 2022	December 31, 2021
Asset retirement obligations	(a)	$298.5	$460.4
Other		17.5	16.3
		$316.0	$476.7
Current portion of provisions		$5.6	$6.5
Non-current provisions		310.4	470.2
		$316.0	$476.7
(a)Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the LOM, changes in discount rates, approved closure plans, estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.
The following table presents the reconciliation of the provision for asset retirement obligations:

		Years ended December 31,
	Notes	2022	2021
Balance, beginning of the year		$460.4	$380.0
Revision of estimated cash flows and discount rates:
Capitalized in property, plant and equipment	11	(22.4)	42.0
Changes in asset retirement obligations at closed mines		(36.8)	40.7
Accretion expense		3.1	—
Disbursements		(2.0)	(2.3)
Reclassification of Rosebel mine obligations to liabilities held for sale	5	(103.8)	—
Balance, end of the year		$298.5	$460.4
Less: current portion		(5.6)	(6.5)
Non-current portion		$292.9	$453.9
As at December 31, 2022, the Company had restricted cash of $45.3 million (December 31, 2021 - $42.2 million) for the guarantee of environmental closure costs obligations related to the Essakane mine (note 8).
As at December 31, 2022, the Company had CAD$167.4 million ($123.7 million; December 31, 2021 - CAD$167.4 million ($132.3 million)) of surety bonds, issued pursuant to arrangements with insurance companies, for the guarantee of environmental closure costs obligations related to the Doyon division (note 19(d)).
As at December 31, 2022, the Company had CAD$48.4 million ($35.8 million; December 31, 2021 - CAD$47.9 million ($37.8 million)) of surety bonds, issued pursuant to arrangements with insurance companies, for the guarantee of environmental closure costs obligations related to the Côté Gold project (note 19(d)).
During the year ended December 31, 2022, the Company posted $29.3 million of security for certain of the surety bonds. $10.9 million was posted as cash collateral and CAD$24.9 million ($18.4 million) was posted through the issuance of a letter of credit under the Credit Facility. The balance of $130.2 million remains uncollateralized. Subsequent to the year ended December 31, 2022, the Company posted an additional letter of credit of CAD$14.4 million ($10.8 million) as collateral for the guarantee of environmental closure costs obligations (note 19(d)).

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	72

As at December 31, 2022, the schedule of estimated undiscounted future disbursements for rehabilitation was as follows:

	CAD$[1]	$[1]
2023	$3.0	$3.3
2024	3.0	3.3
2025	16.0	2.4
2026	12.5	3.4
2027	7.7	3.2
2028 onwards	248.5	80.9
	$290.7	$96.5
1.Disbursements in US$ relate to the Essakane mine and CAD$ disbursements relate to the Doyon division, including Westwood mine and other Canadian sites.
As at December 31, 2022, estimated undiscounted amounts of cash flows required to settle the obligations and expected timing of payments assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required (CAD$)	Undiscounted Amounts Required ($)	Expected Timing of Payments
Continuing operations
Essakane mine	$—	$96.5	2023-2073
Doyon division, including Westwood mine	245.3	—	2023-2047
Other Canadian sites	45.4	—	2023-2122
	$290.7	$96.5
Discontinued operations
Rosebel mine	$—	$134.3	2023-2066
(b)Provisions for litigation claims and regulatory assessments
The Company is from time to time involved in legal proceedings and regulatory inquiries, arising in the ordinary course of business. Typically the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect the Company’s financial position, results of operations or cash flows.
The Attorney General of Burkina Faso commenced proceedings against Essakane S.A. and certain of its employees generally relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. From the sale of gold and silver extracted from carbon fines, the third party facility has paid to the Burkinabe authorities on behalf of Essakane S.A. (and would pay in respect of the shipment that is currently embargoed) the royalty applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. An internal review of the veracity of the allegations was undertaken and, other than in respect of certain notification and other relatively immaterial regulatory violations, the Company is of the view that the proceedings are without merit and is vigorously defending against the allegations. At this time, the Company cannot predict the outcome and any resulting penalties with any certainty, accordingly, no amounts have been recorded for any potential liability arising from the proceedings.
Essakane S.A. received correspondence from the Burkina Faso customs authorities regarding the rate applied to imports during an expansion in 2012. A tentative transaction agreement has been reached by the parties and is with the Minister of Finance of Burkina Faso for signature. Following the coup d’État in Burkina Faso, a transaction agreement was signed by all parties in December 2022, thus ending this pending claim.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	73

16.    Leases

		Years ended December 31,
	Notes	2022	2021
Balance, beginning of year		$65.6	$66.8
Additions		72.1	18.1
Interest expense		3.1	2.6
Foreign exchange impact		(2.9)	(0.4)
Principal lease payments		(21.3)	(18.9)
Interest payments		(3.3)	(2.6)
Reclassification of Rosebel mine leases to liabilities held for sale	5	(39.5)	—
Balance, end of year		$73.8	$65.6
Current portion		$5.1	$21.4
Non-current portion		68.7	44.2
		$73.8	$65.6
Leases are entered into and exist to meet specific business requirements, considering the appropriate term and nature of the leased asset.
Extension options
Some property leases contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.
Some mobile equipment leases contain extension options which are exercisable by the Company, but require renegotiation or mutual agreement with the lessor. As these extension options are not exercisable only by the Company, the lease terms do not reflect the extension options and this resulted in some of the leases being classified as short-term.
Short-term and low-value leases and variable lease payments
Short-term leases are leases with a lease term of twelve months or less and leases of low-value assets are comprised of miscellaneous equipment. Such items are recognized in cost of sales or general and administrative expenses in the consolidated statements of earnings (loss).
Some lease payments are driven by variable rates which are based on time, usage or a combination of both. Variable lease payments are not included in the lease liability and are recognized in cost of sales or exploration expenses in the consolidated statements of earnings (loss) when incurred.

	Years ended December 31,
	2022	2021
Amounts recognized in statement of earnings (loss):
Short-term and low-value leases	$35.6	$37.6
Variable lease payments	$24.3	$19.0
Leases entered into on behalf of joint operation
On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited to lease certain mobile equipment, expected to be delivered over the course of 2022 and 2023, with a value of approximately $125 million. In connection therewith, SMM entered into a guarantee of 30% of the obligations under such agreement with Caterpillar Financial Services Limited, reflecting its pro rata interest in the Côté Gold UJV. IFRS requires that the Company recognize 100% of the Côté Gold UJV lease liability and right-of-use assets on its balance sheet, including the $16.9 million portion guaranteed by SMM that represents their 30% ownership in the unincorporated joint venture.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	74

17.    Income Taxes
The effective tax rates for the years ended December 31, 2022 and 2021 were 187.3% and (61.3%), respectively.
Income tax expense consisted of the following components:

	Years ended December 31,
	2022	2021
Current income taxes:
Canadian current income taxes	$1.6	$0.3
Foreign current income taxes	76.0	44.7
	77.6	45.0
Deferred income taxes:
Foreign deferred income taxes - origination and reversal of temporary differences	0.5	(11.6)
	0.5	(11.6)

Total income tax expense	$78.1	$33.4
The Company is subject to income tax in several jurisdictions, at various tax rates. A number of factors other than the current year tax rates affect the relationship between the income or losses in a jurisdiction for financial accounting reporting purposes and the income tax provision required to be recognized for those same reporting purposes.
These factors are illustrated below on all of the consolidated earnings (loss) before income taxes after applying a tax rate of 26.5%, reflecting the combined Canadian statutory corporate income tax rate which applies to the Company as a legal entity for the years ended December 31, 2022 and December 31, 2021:

	Years ended December 31,
	2022	2021
Earnings (loss) before income taxes	$41.7	$(54.5)
Income tax provision - 26.5%	$11.0	$(14.5)
Increase (reduction) in income taxes resulting from:
Earnings in foreign jurisdictions subject to a different tax rate than 26.5%	(7.4)	(7.5)
Permanent items that are not included in income (losses) for tax purposes:
Non-deductible expenses	(3.3)	(1.8)
Income (losses) not recognized for tax purposes	1.0	(5.0)
Tax provisions not based on legal entity income or losses for the year:
Provincial mining duty tax	1.4	0.3
Non-resident withholding tax	15.8	12.1
Under (over) tax provisions	2.8	(2.2)
Other	0.8	1.6
Other adjustments:
Unrecognized recoveries in deferred tax provisions	46.7	39.0
Foreign exchange related to deferred income taxes	9.0	11.2
Other	0.3	0.2
Total income tax expense	$78.1	$33.4

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	75

The components that give rise to deferred income tax assets and liabilities are as follows:

	Years ended December 31,
	2022	2021
Deferred income tax assets:
Exploration and evaluation assets	$307.7	$—
Non-capital losses	—	210.4
Asset retirement obligations	2.5	1.7
Other assets	37.4	37.2
	347.6	249.3
Deferred income tax liabilities:
Property, plant and equipment	$(355.3)	$(281.0)
Royalty interests	(0.3)	(0.4)
Inventory and reserves	(3.1)	(7.4)
Other liabilities	(11.5)	(21.7)
	(370.2)	(310.5)
Net deferred income tax liabilities	$(22.6)	$(61.2)

Classification:
Non-current assets	$—	$—
Non-current liabilities	(22.6)	(61.2)
	$(22.6)	$(61.2)
Income tax expense (recoveries) related to OCI consisted of the following components:

	Years ended December 31,
	2022	2021
Unrealized change in fair value of marketable securities	$0.1	$(0.4)
Hedges	(0.9)	2.6
Total income taxes related to OCI	$(0.8)	$2.2
Unrecognized Deferred Income Tax Assets
As at December 31, 2022, the Company did not recognize the benefit related to the following deferred income tax assets for the above related items in its consolidated financial statements, as management did not consider it probable that the Company would be able to realize these deferred income tax assets in the future.
Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	Years ended December 31,
	2022	2021
Non-capital losses	$1,186.5	$457.2
Net capital losses	66.2	67.9
Exploration and evaluation assets	380.8	996.0
Deduction for future mining duty taxes	15.1	13.8
Asset retirement obligations	213.3	254.2
Other deductible temporary differences	13.0	29.4
	$1,874.9	$1,818.5
The net capital loss carry forwards are restricted in use against capital gains but may be carried forward indefinitely. The exploration and evaluation assets may be carried forward indefinitely. At December 31, 2022, the non-capital loss carry forwards expire as follows:

Expiry Date	2023	2024	2025	2026	2027+	No Expiry	Total
Total unrecognized losses	$163.2	$13.5	$44.3	$21.7	$877.2	$66.6	$1,186.5

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	76

The Company has not recognized a deferred income tax liability on temporary differences of $593.6 million (December 31, 2021 - $724.1 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.
The Company designates all dividends paid to its shareholders to be eligible dividends.
The 2022 movement for net deferred income tax liabilities is summarized as follows:

	December 31, 2021	Discontinued Operations	Statements of earnings	OCI	December 31, 2022
Deferred income tax assets:
Exploration and evaluation assets	$—	$—	$307.7	$—	$307.7
Non-capital losses	210.4	(37.8)	(172.6)	—	—
Asset retirement obligations	1.7	—	0.8	—	2.5
Other assets	37.2	—	(0.7)	0.9	37.4
Deferred income tax liabilities:
Property, plant and equipment	(281.0)	66.1	(140.4)	—	(355.3)
Royalty interests	(0.4)	—	0.1	—	(0.3)
Marketable securities	—	—	0.1	(0.1)	—
Inventories and reserves	(7.4)	10.0	(5.7)	—	(3.1)
Other liabilities	(21.7)	—	10.2	—	(11.5)
	$(61.2)	$38.3	$(0.5)	$0.8	$(22.6)
The 2021 movement for net deferred income tax liabilities is summarized as follows:

	December 31, 2020	Discontinued Operations	Statements of earnings	OCI	December 31, 2021
Deferred income tax assets:
Non-capital losses	$58.6	$37.8	$114.0	$—	$210.4
Asset retirement obligations	1.2	—	0.5	—	1.7
Other assets	30.8	—	9.0	(2.6)	37.2
Deferred income tax liabilities:
Property, plant and equipment	(225.6)	53.7	(109.1)	—	(281.0)
Royalty interests	(4.6)	—	4.2	—	(0.4)
Marketable securities	(0.2)	—	(0.2)	0.4	—
Inventories and reserves	(18.5)	6.7	4.4	—	(7.4)
Other liabilities	(10.5)	—	(11.2)	—	(21.7)
	$(168.8)	$98.2	$11.6	$(2.2)	$(61.2)
18.    Other Liabilities

	Notes	December 31, 2022	December 31, 2021
Hedge derivatives	21(c)(i)	$4.8	$0.7
Non-hedge derivatives		13.9	3.0
Embedded derivative - Rosebel power purchase agreement	(a), 22(a)	—	29.2
Yatela liability	(b)	18.5	18.5
Other liabilities		1.0	11.6
		$38.2	$63.0
Current portion of other liabilities		$18.6	$22.7
Non-current portion of other liabilities		19.6	40.3
		$38.2	$63.0

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	77

(a)Embedded derivative - Rosebel power purchase agreement
Rosebel has a power purchase agreement with the Government of Suriname. This agreement specifies both the quantity of power Rosebel is expected to purchase as well as the price per kilowatt hour.  An embedded derivative exists in the Rosebel power purchase agreement as increases in electricity prices are linked to the price of gold. This embedded derivative is accounted for separately from the host contract at FVTPL as the economic characteristics and risks of the host contract and the embedded derivative are not closely related. As at December 31, 2022, Rosebel met the criteria to be classified as held for sale and discontinued operations (note 5).
(b)Yatela liability
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AGA, entered into a share purchase agreement with the Government of Mali, as amended from time to time, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent as specified in the transaction. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $37.0 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine. The Company will fund approximately $18.5 million of the payment. The Company continues to fund its proportionate share of expenditures for Yatela.
19.    Long-term Debt and Credit Facility

	Notes	December 31, 2022	December 31, 2021
Credit facility	(a)	$455.0	$—
5.75% senior notes	(b)	447.6	445.7
Equipment loans	(c)	16.1	18.7
		$918.7	$464.4
Current portion of long-term debt		$8.7	$7.5
Non-current portion of long-term debt		910.0	456.9
		$918.7	$464.4
(a)Credit facility
The Company has a $500 million secured revolving credit facility ("Credit Facility"), which was entered into in December 2017 and was amended, from time to time, including in February 2021 to primarily extend the maturity date from January 31, 2023 to January 31, 2025 for $490 million of the available credit. The Company entered into an amendment in conjunction with entering into a definitive agreement to sell its interests in the Rosebel mine (note 5) where the lenders under the credit facility provided consent to release their security over the Rosebel mine at the close of the transaction. The amendment requires that the proceeds from the sale be used for funding of the Côté Gold project with certain exceptions. The Company entered into a further amendment to obtain consent for the amendment to the Côté UJV agreement (note 6).
During the year ended December 31, 2022, the Company drew down $455.0 million (December 31, 2021 - $nil) on the Credit Facility and the amounts remain outstanding as at December 31, 2022. As of December 31, 2022, the Company had letters of credit of CAD$24.8 million ($18.4 million; December 31, 2021 - CAD$2.2 million; $1.7 million) drawn against the Credit Facility. The available amount under the Credit Facility was $26.6 million as at December 31, 2022. Subsequent to the year ended December 31, 2022, the Company posted an additional letter of credit of CAD$14.4 million ($10.8 million) as guarantee of certain environmental indemnities. Also subsequent to year end, the Company repaid $9.1 million on the Credit Facility as the available credit reduced to $490 million.
The Credit Facility provides for an interest rate margin above London Interbank Offered Rate, banker’s acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage. The Company was in compliance with its credit facility covenants as at December 31, 2022.
(b)5.75% senior notes ("Notes")
On September 23, 2020, the Company completed the issuance of $450 million aggregate principal amount of Notes with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by certain of the Company's subsidiaries.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	78

The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.
Prior to October 15, 2023, the Company has the right to redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest, if any, up to the redemption date.
After October 15, 2023, the Company has the right to redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) plus accrued and unpaid interest, if any, up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 15 of each of the following years is: 2023 – 104.313%; 2024 – 102.875%; 2025 - 101.438%; 2026 and thereafter - 100%.
Prior to October 15, 2023, using the cash proceeds from an equity offering, the Company has the right to redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.
The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the consolidated balance sheets. The debt component was initially recognized at $454.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.
Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative is classified as a financial asset at FVTPL. The fair value of the embedded derivative as at December 31, 2022 was $nil (December 31, 2021 - $1.5 million) (note 22(a)).
The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
December 31, 2022	$450.0	$605.3	$25.9	$51.8	$51.8	$475.8
December 31, 2021	$450.0	$631.1	$25.9	$51.8	$51.8	$501.6
1.The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $5.5 million as at December 31, 2022 (December 31, 2021 – $6.3 million) and the embedded derivative
(c)Equipment loans
The Company has equipment loans with a carrying value of $16.1 million as at December 31, 2022 (December 31, 2021 - $18.7 million), secured by certain mobile equipment, with interest rates between 5.23% and 5.95% and which mature in 2024. The equipment loans are carried at amortized cost on the consolidated balance sheets. On March 31, 2022, the Company entered into an amendment to increase the equipment loan facility by $6.2 million on similar terms. The equipment loan facility was fully drawn as at December 31, 2022.
The following are the contractual maturities related to the equipment loans, including interest payments:

	Payments due by period
Equipment loans balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
December 31, 2022	$16.2	$17.3	$9.1	$6.8	$1.4	$—
December 31, 2021	$18.9	$20.5	$8.5	$12.0	$—	$—
1.The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $0.1 million as at December 31, 2022 (December 31, 2021 – $0.2 million).
(d)Surety bonds
As at December 31, 2022, the Company had CAD$215.8 million (December 31, 2022 - $159.5 million; December 31, 2021 ‐ CAD$215.3 million, $170.1 million) of surety bonds, issued pursuant to arrangements with insurance companies, for guarantee of environmental closure costs obligations related to the Doyon division and the Côté Gold project. The Company posted $29.3 million of security for certain of the surety bonds. $10.9 million was posted as cash collateral and CAD$24.9 million ($18.4 million) was posted through the issuance of a letter of credit under the Credit Facility. The balance of $130.2 million remains uncollateralized.
(e)Performance bonds
As at December 31, 2022, performance bonds of CAD$37.3 million (December 31, 2022 - $27.6 million; December 31, 2021 - CAD$39.1 million, $30.9 million) were outstanding in support of certain obligations related to the construction of the Côté Gold project.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	79

20.    Deferred Revenue
During 2019, the Company entered into a gold sale prepayment arrangement (the “2019 Prepay Arrangement”) with a syndicate of banks with a collar range of $1,300 to $1,500 per ounce. Pursuant to the 2019 Prepay Arrangement, the Company received a cash prepayment of $169.8 million in exchange for physically delivering 12,500 ounces of gold per month in 2022 for a total of 150,000 ounces. The cost of the 2019 Prepay Arrangement is 5.38% per annum. 150,000 ounces were physically delivered during the year ended December 31, 2022 in relation to the 2019 Prepay Arrangement and the Company received $30.0 million in cash in relation to the collar. All deliveries on the 2019 Prepay Arrangement have been fulfilled as at December 31, 2022.
During 2021, the Company entered into further gold sale prepayment arrangements (the “2022 Prepay Arrangements”) at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million over the course of 2022 under the 2022 Prepay Arrangement and the requirement on the part of the Company is to physically deliver the agreed upon ounces to the counterparties over the course of 2024.
These arrangements have been accounted for as contracts in the scope of IFRS 15 Revenue from Contracts with Customers whereby the cash prepayments are recorded as deferred revenue in the consolidated balance sheets when received and revenue is recognized as deliveries are made.
An interest cost, representing the financing component of the cash prepayment, was recognized as part of finance costs.
The following table summarizes the change in deferred revenue:

	Notes	2019 Prepay Arrangement	2022 Prepay Arrangements	Total
Balance, January 1, 2021		$179.8	$—	$179.8
Finance costs	31	9.9	—	9.9
Balance, December 31, 2021		$189.7	$—	$189.7
Proceeds from gold prepayment		—	236.0	236.0
Revenue recognized		(195.0)	—	(195.0)
Finance costs	31	5.3	4.8	10.1
Balance, December 31, 2022		$—	$240.8	$240.8
Current portion of deferred revenue		$—	$—	$—
Non-current deferred revenue		—	240.8	240.8
		$—	$240.8	$240.8
21.    Financial Instruments
(a)Risks
The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.
The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:
(i)Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.
The Company’s approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damages.
As at December 31, 2022, the Company’s cash and cash equivalents and short-term investments balance was $407.8 million (December 31, 2021 - $552.5 million) and it had $26.6 million available under the Credit Facility (note 19(a)). As at December 31, 2022, the Company had accounts payable and accrued liabilities of $294.1 million (December 31, 2021 - $304.4 million), total lease liabilities of $73.8 million (December 31, 2021 - $65.6 million), Notes payable of $447.6 million (December 31, 2021 - $445.7 million), Credit Facility payable of $455.0 million (December 31, 2021 - $nil) and equipment loans payable of $16.1 million (December 31, 2021 - $18.7 million).
The Côté UJV requires its joint venture partners to fund, in advance, two months of future expenditures. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	80

The Company has a treasury policy designed to support management of liquidity risk as follows:
•Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;
•Monitor cash balances within each operating entity;
•Perform short to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and
•Determine market risks inherent in the business, including currency, fuel and gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.
Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.
(ii)Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, short-term investments, derivative assets and restricted cash. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.
The Company holds cash and cash equivalents, short-term investments and restricted cash in creditworthy financial institutions that comply with the Company’s investment policy and its credit risk parameters.
For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.
Credit risk related to gold receivables is considered minimal as gold is sold to creditworthy counterparties and settled promptly, usually within the following month.
Credit risk is also related to receivables from governments and the deferred consideration receivable from the sale of Sadiola. The receivables from governments primarily relate to value added and sales taxes. The Company has rights to these receivables based on application of tax laws and regularly monitors collection of the amounts.
(iii)Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.
The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirements to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks: share and commodity market price risk, currency risk, and interest rate risk.
Currency exchange rate risk
Movements in the Canadian dollar (CAD) against the U.S. dollar (USD) have a direct impact on the Company’s consolidated financial statements.
The Company manages its exposure to the Canadian dollar by executing option and forward contracts. The Company’s objective is to hedge its exposure to the Canadian dollar resulting from operating and capital expenditure requirements at some of its mine sites, corporate offices and development projects.
The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging (note 21(c)).
As at December 31, 2022, the Company's outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the consolidated statements of earnings (loss) and property, plant and equipment balance on the consolidated balance sheets are as follows:

	2023	Total
Cash flow hedges
Exchange rate risk
Canadian dollar forward and option contracts (CADM)	335	335
Rate range (USDCAD)[1]	1.30 - 1.46
1.The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	81

The table below sets out the fair value of the Company's outstanding derivative contracts which qualified for hedge accounting as at December 31, 2022, and what the fair value would have been based on an increase or decrease of 10% in the U.S. dollar exchange rate. The entire change in fair value would be recorded in the consolidated statements of comprehensive income (loss) as OCI.

	December 31, 2022	Increase of 10%	Decrease of 10%
Canadian dollar (CAD$)	$3.2	$28.8	$(17.0)
The Company entered into a Target Accrual Redemption Forward ("TARF") structure during 2021 as part of its strategy to manage exposure to the Canadian dollar. The Company has not designated the TARF financial derivative contract as a hedge for accounting purposes, although the Company does consider this arrangement to be an effective economic hedge. The derivative structure includes a termination feature as well as a leverage component. Contractual terms of the TARF include the following:
•There are four underlying contracts with strike prices ranging from 1.30 to 1.31.
•On any monthly option fixing date, if the USDCAD exchange rate is below the strike price, the Company expects to exercise its option and deliver $7.7 million and receive CAD$10 million.
•On any monthly option fixing date, if the USDCAD exchange rate is above the strike price, the Company expects that the counterparty will exercise its option in which case the Company will deliver $15.3 million and receive CAD$20 million.
•The term of the arrangement is 30 months from January 2022 to June 2024. If the contract is exercised for a total of 12 times when the USDCAD is below the strike price, the arrangement will terminate. Each of the four contracts were exercised from January to May and July to August while the USDCAD was below the strike price. three of the four contracts were exercised in June. None of the four contracts were exercised from September to December 2022. This results in three contracts having four knockouts remaining and one contract having five knockouts remaining.
In connection with the construction of the Côté Gold project, the Company entered into a forward contract with an extendable feature to purchase CAD$10 million per month during 2022 for a total of CAD$120 million at a forward exchange rate of 1.32 USDCAD. The counterparty has an option, at its sole discretion, to extend the contract for twelve months, which would require the Company to purchase CAD$10 million per month during 2024 at the forward exchange rate. The option expires in November 2023 (note 21(d)).
Oil and fuel market price risk
Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations, construction and development activities. Brent crude oil and West Texas Intermediate ("WTI") crude oil prices are components of diesel and fuel oil costs, respectively, such that changes in the price of crude oil directly impact diesel and fuel oil costs. The Company established a hedging strategy to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines for operating purposes and at the Côté Gold project for construction purposes. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases. The hedges put in place for Rosebel are held by the Company and will not be transferred as part of the sale. The hedges were de-designated as at December 31, 2022 as the forecasted future transaction will no longer occur.
As at December 31, 2022, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact on the consolidated statements of earnings (loss) and the property, plant and equipment balance on the consolidated balance sheets are as follows:

	2023	2024	Total
Brent crude oil option contracts (barrels)[1]	428	270	698
Option contracts with strike prices at ($/barrel)[2]	41 - 65	41 - 55
WTI crude oil option contracts (barrels)[1]	69	—	69
Option contracts with strike prices at ($/barrel)[2]	36 - 60
1.Quantities of barrels are in thousands.
2.The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2023 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	82

The table below sets out the fair value of the Company's outstanding crude oil derivative contracts which qualified for hedge accounting as at December 31, 2022, and what the fair value would have been based on an increase or a decrease of 10% of the price. The entire change in fair value would be recorded in the consolidated statements of comprehensive income as OCI.

	December 31, 2022	Increase of 10%	Decrease of 10%
Brent crude oil option contracts	$18.0	$23.9	$13.6
WTI crude oil option contracts	$2.4	$2.9	$1.6
Gold bullion market price risk
Movements in the spot price of gold have a direct impact on the Company’s consolidated financial statements as gold bullion is sold at prevailing market prices which fluctuate in line with market forces. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold project construction period.
The Company has designated option contracts as cash flow hedges for its highly probable forecasted gold bullion sales. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The changes in fair value of the time value component of options is recorded in OCI as a cost of hedging and reclassified to earnings (loss) when revenue for the underlying gold sale is recognized. During 2021, the Company entered into a gold prepayment arrangement (note 20) which included a collar instrument as part of the broader arrangement. The collar introduced a gold floor price of $1,700 per ounce and a cap price of $2,100 per ounce allowing the Company to participate in price increases to $2,100 per ounce. The Company has designated this collar as a cash flow hedge in relation to the highly probable gold sale commitments during 2024.
As at December 31, 2022, the Company’s outstanding gold bullion derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the consolidated statements of earnings (loss), are as follows:

	2023	2024	Total
Gold bullion option contracts (ounces)[1]	198	100	298
Price range ($/ounce)[3]	1,700 - 2,700	1,700 - 2,100
1.Quantities of gold bullion are in thousands of ounces.
2.The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range in 2023. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price.
The table below sets out the fair value of the Company's outstanding gold bullion derivative contracts which qualified for hedge accounting as at December 31, 2022, and what the fair value would have been based on an increase or decrease of 10% in the price of gold. The entire change in fair value would be recorded in the consolidated statements of comprehensive income (loss) as OCI.

	December 31, 2022	Increase of 10%	Decrease of 10%
Gold bullion option contracts	$(0.1)	$(25.6)	$33.0
(b)Marketable securities fair value reserve
Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the year. Consequently, the Company has designated all of its investments in marketable securities to be measured at FVTOCI. The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

	Years ended December 31,
	2022	2021
Proceeds from sale of marketable securities	$27.6	$0.5
Acquisition date fair value of marketable securities sold	(27.9)	—
Gain (loss) on sale of marketable securities recorded in OCI	(0.3)	0.5
Impairment loss on OCI realized on marketable securities sold	(2.6)	(0.3)
Net realized change in fair value of marketable securities	$(2.9)	$0.2
At December 31, 2022, the impact of an increase of 10% in the fair value of marketable securities would have resulted in an increase in unrealized gains, net of tax of $0.5 million that would have been included in OCI with no impact on net earnings (loss). The impact of a decrease of 10% in the fair value of marketable securities would have resulted in a decrease in unrealized gains, net of tax, of $0.5 million that would have been included in OCI with no impact on net earnings (loss).

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	83

(c)Cash flow hedge fair value reserve
(i)Reconciliation of cash flow hedge assets (liabilities)

	Canadian dollar contracts	Oil contracts	Gold price contracts	Total
Balance, January 1, 2021	$35.1	$(8.4)	$8.0	$34.7
Unrealized gain (loss) recognized in cash flow hedge reserve	11.4	44.3	2.1	57.8
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(20.6)	(10.9)	(2.1)	(33.6)
Premiums paid	—	—	1.8	1.8
Time value excluded from hedge relationship	(1.4)	13.5	(8.8)	3.3
Balance, December 31, 2021	$24.5	$38.5	$1.0	$64.0
Unrealized gain (loss) recognized in cash flow hedge reserve	(13.1)	41.4	1.4	29.7
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(7.2)	(37.5)	(0.8)	(45.5)
Unrealized (gain) loss reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	—	(17.3)	—	(17.3)
Time value excluded from hedge relationship	(1.0)	(4.7)	(1.7)	(7.4)
Balance, December 31, 2022	$3.2	$20.4	$(0.1)	$23.5

Consisting of:
Current portion of hedge asset	$3.1	$13.7	$4.5	$21.3
Non-current portion of hedge asset	0.2	6.7	0.1	7.0
Current portion of hedge liability	$(0.1)	$—	$—	$(0.1)
Non-current portion of hedge liability	—	—	(4.7)	(4.7)
	$3.2	$20.4	$(0.1)	$23.5
Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at December 31, 2022 and December 31, 2021 was as follows:

	Canadian dollar contracts	Oil contracts	Gold price contracts	Total
Balance, December 31, 2021
Accumulated cash flow hedge fair reserve (before tax)	$23.4	$31.3	$—	$54.7
Hedging instruments	$23.4	$31.3	$—	$54.7
Hedged items premiums paid	$(23.4)	$(31.3)	$—	$(54.7)

Balance, December 31, 2022
Accumulated cash flow hedge fair reserve (before tax)	$3.2	$19.2	$0.6	$23.0
Hedging instruments	$3.2	$19.2	$0.6	$23.0
Hedged items premiums paid	$(3.2)	$(19.2)	$(0.6)	$(23.0)

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	84

(ii)Allocation of realized hedge (gain) loss reclassified from cash flow hedge reserve

	Years ended December 31,
	2022	2021
Consolidated balance sheets
Property, plant and equipment	$(9.8)	$(16.6)
Consolidated statements of earnings (loss)
Revenues	0.8	2.5
Cost of sales	(19.0)	(6.0)
General and administrative expenses	(0.6)	(2.6)
Other expenses	—	(0.6)
	(18.8)	(6.7)
Discontinued operations	(15.2)	(4.8)
	$(43.8)	$(28.1)
Revenues for the year ended December 31, 2022 include $1.1 million (2021 - $4.1 million) of losses related to premiums previously paid and realized during the year. Crude oil derivative contracts exceeded highly probable future oil consumption and resulted in the de-designation of these contracts. The Company recognized hedge ineffectiveness for the year ended December 31, 2022 of $1.5 million loss (December 31, 2021 - $nil) in gain (loss) on non-hedge derivatives (note 21(d)).
(d)Gain (loss) on non-hedge derivatives
Gains and losses on non-hedge derivatives, including embedded derivatives, are included in interest income, derivatives and other investment gains (losses) (note 32) in the consolidated statement of earnings (loss).
These gains and losses relate to the Company's fair value movements of the embedded derivative related to prepayment options for the Notes (note 19(b)), the TARF, the extendible forward currency arrangements ("Extendible Forwards").

		Years ended December 31,
	Notes	2022	2021
Embedded derivatives - Notes		$(1.5)	$(6.9)
TARF[1]		(9.2)	(3.0)
Extendible Forwards[2]		(3.0)	1.8
Crude oil derivative contracts[3]		16.9	—
Other		(0.1)	0.1
	32	$3.1	$(8.0)
1.TARF includes $1.0 million of realized losses on forward settlements for the year ended December 31, 2022 (December 31, 2021 - $nil).
2.Extendible Forwards include $1.6 million of realized gains on forward settlements for the year ended December 31, 2022 (December 31, 2021 - $nil).
3.Crude oil derivative contracts includes $17.3 million of unrealized gains on partial discontinuation of hedging relationship, $1.5 million of unrealized losses and $1.1 million of realized gains.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	85

22.    Fair Value Measurements
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.
•Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
•Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2021.
(a)The Company's fair values of financial assets and liabilities

	December 31, 2022
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$407.8	$407.8	$—	$—	$407.8
Restricted cash	56.3	56.3	—	—	56.3
Marketable securities	6.1	5.7	—	0.4	6.1
Bond fund investments	2.0	2.0	—	—	2.0
Deferred consideration from the sale of Sadiola	19.6	—	—	19.6	19.6
Derivatives
Currency contracts	3.3	—	3.3	—	3.3
Crude oil contracts[1]	36.2	—	36.2	—	36.2
Gold bullion contracts	4.6	—	4.6	—	4.6
	$535.9	$471.8	$44.1	$20.0	$535.9
Liabilities
Derivatives
Gold bullion contracts	$(4.7)	$—	$(4.7)	$—	$(4.7)
Currency contracts	(0.1)	—	(0.1)	—	(0.1)
TARF	(11.2)	—	(11.2)	—	(11.2)
Extendible Forwards[2]	(1.8)	—	(1.8)	—	(1.8)
Long-term debt - Notes[3]	(453.1)	(352.5)	—	—	(352.5)
Long-term debt - equipment loans[4]	(16.2)	—	(15.8)	—	(15.8)
Long-term debt - Credit Facility	(455.0)	—	(455.0)	—	(455.0)
	$(942.1)	$(352.5)	$(488.6)	$—	$(841.1)
1.Includes hedge and non-hedge derivatives.
2.The carrying amount excludes unamortized deferred gains of $0.9 million.
3.The carrying amount excludes unamortized deferred transaction costs of $5.5 million and the embedded derivative.
4.The carrying amount excludes unamortized deferred transaction costs of $0.1 million.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	86

	December 31, 2021
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$544.9	$544.9	$—	$—	$544.9
Short-term investments	7.6	7.6	—	—	7.6
Restricted cash	42.2	42.2	—	—	42.2
Marketable securities and warrants	40.4	40.0	—	0.4	40.4
Bond fund investments	4.7	4.7	—	—	4.7
Deferred consideration from the sale of Sadiola	18.9	—	—	18.9	18.9
Derivatives
Currency contracts	24.5	—	24.5	—	24.5
Crude oil contracts	38.5	—	38.5	—	38.5
Gold bullion contracts	1.7	—	1.7	—	1.7
Extendible Forwards[1]	3.7	—	3.7	—	3.7
Embedded derivative - prepayment options on Notes	1.5	—	1.5	—	1.5
	$728.6	$639.4	$69.9	$19.3	$728.6
Liabilities
Derivatives
Gold bullion contracts	$(0.7)	$—	$(0.7)	$—	$(0.7)
TARF	(3.0)	—	(3.0)	—	(3.0)
Embedded derivative - Rosebel power purchase agreement	(29.2)	—	(29.2)	—	(29.2)
Long-term debt - Notes[2]	(453.5)	(446.0)	—	—	(446.0)
Long-term debt - equipment loan[3]	(18.9)	—	(19.1)	—	(19.1)
	$(505.3)	$(446.0)	$(52.0)	$—	$(498.0)
1.The carrying amount excludes unamortized deferred gains of $1.9 million.
2.The carrying amount excludes unamortized deferred transaction costs of $6.3 million and the embedded derivative.
3.The carrying amount excludes unamortized deferred transaction costs of $0.2 million.
(b)Valuation techniques
Cash, cash equivalents, short-term investments and restricted cash
Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.
Marketable securities and warrants
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in level 3
Balance, December 31, 2021	$0.4
Reduction in value of marketable securities	—
Change in fair value reported in OCI, net of income taxes	—
Balance, December 31, 2022	$0.4
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Deferred consideration from the sale of Sadiola
The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate and therefore classified within Level 3 of the fair value hierarchy.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	87

Derivatives - options and forwards
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Derivative - TARF
The fair value of the TARF as at December 31, 2022 was $11.2 million (December 31, 2021 - $3.0 million) and is accounted for at FVTPL. The TARF contractually obligates the Company to future sales of U.S. dollars that are determined by future USDCAD exchange rates in line with notional amounts established by the arrangement. The valuation is based on the discounted estimated cash flows resulting from prevailing USDCAD rates at each future monthly option fixing date. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future USDCAD exchange rates. Valuation of the TARF is therefore classified within Level 2 of the fair value hierarchy.
Derivative - Extendible forward arrangement
The fair value of the extendible forward arrangement as at December 31, 2022 was $1.8 million (December 31, 2021 - $3.7 million) and is accounted for at FVTPL. For both forward contracts and the extension option within this arrangement, the Company obtains a valuation of the contracts from the counterparty. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company calculates a credit valuation adjustment to reflect the default risk of the counterparty or the Company. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Embedded derivatives - Prepayment options on the Notes
The fair value of the embedded derivatives as at December 31, 2022 was $nil (December 31, 2021 - $1.5 million) and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.
Embedded derivative - Rosebel power purchase agreement
The fair value of the embedded derivative on Rosebel's power purchase agreement as at December 31, 2022 was $23.7 million (December 31, 2021 - $29.2 million) and is accounted for at FVTPL. Included in the power purchase agreement is a price escalator which results in increases in electricity prices linked to the price of gold. The valuation is based on the discounted estimated incremental cash flows above the baseline power price at the risk-free rate to determine the present value of the price escalator. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future gold price estimates. Valuation of the price escalator is therefore classified within Level 2 of the fair value hierarchy. As at December 31, 2022, Rosebel met the criteria to be classified as held for sale and discontinued operations (note 5).
Unsecured High Yield Notes
The fair value of the Notes as at December 31, 2022 was $352.5 million (December 31, 2021 - $446.0 million). The fair value of the Notes is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy.
Credit Facility
The fair value of the Credit Facility as at December 31, 2022 was $455.0 million (December 31, 2021 - $nil) which is approximately its carrying amount and drawn amount, and is therefore classified within Level 2 of the fair value hierarchy.
Equipment loans
The fair value of the equipment loans as at December 31, 2022 was $15.8 million (December 31, 2021 - $19.1 million). The fair value of the equipment loans is determined by applying a discount rate, reflecting the credit spread based on the Company's credit ratings to future cash flows and is therefore classified within Level 2 of the fair value hierarchy.
Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	88

23.    Capital Management
IAMGOLD’s objectives when managing capital are to:
•Ensure the Company has sufficient financial capacity to support its operations, current mine development plans, construction projects, and long-term growth strategy;
•Ensure the Company complies with its long-term debt covenants; and
•Protect the Company’s value with respect to market and risk fluctuations.

	Notes	December 31, 2022	December 31, 2021
Cash and cash equivalents	7	$407.8	$544.9
Short-term investments		—	7.6
		$407.8	$552.5
Capital items:
Long-term debt - Notes[1]	19(b)	$450.0	$450.0
Long-term debt - equipment loans[2]	19(c)	16.2	18.9
Credit facility available for use	19(a)	26.6	498.3
Common shares		2,726.3	2,719.1
		$3,219.1	$3,686.3
1.The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $5.5 million as at December 31, 2022 (December 31, 2021 – $6.3 million) and the embedded derivative.
2.The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $0.1 million as at December 31, 2022 (December 31, 2021 – $0.2 million).
The Company operates in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.
The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold price, the mining industry, the capital requirements of the Company's operations and projects, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, sell all or a portion of one or more of its assets, purchase or sell gold bullion or enter into forward gold sale arrangements.
The Notes indenture contains a restriction on the use of proceeds from the sale of certain assets.
The credit facility agreement contains certain restrictions on the assumption of certain additional debt and the sale of certain assets.
24.    Share Capital
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Years ended December 31,
Number of common shares (in millions)	Notes	2022	2021
Outstanding, beginning of the year		477.0	475.3
Issuance of shares for share-based compensation	26	2.0	1.7
Outstanding, end of the year		479.0	477.0

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	89

25.    Non-Controlling Interests
Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2022			December 31, 2021
	Essakane	Rosebel[1,2]	Boto[3]	Essakane	Rosebel	Boto
Percentage of voting rights held by non-controlling interests	10%	5%	10%	10%	5%	10%
Accumulated non-controlling interest	$60.0	$12.6	$0.6	$59.2	$14.4	$0.2
Net earnings (loss) attributable to non-controlling interests	$17.6	$(1.8)	$0.3	$7.1	$(8.6)	$(0.1)
Dividends paid to non-controlling interests[4]	$16.8	$—	$—	$3.1	$4.3	$—
1.The 5% non-controlling interest for Rosebel is based on the consolidated results of Rosebel which includes 70% of Saramacca.
2.As at December 31, 2022, the Rosebel mine met the criteria to be classified as held for sale and discontinued operations (note 5).
3.As at December 31, 2022, the Boto Gold project met the criteria to be classified as held for sale (note 5).
4.For the year ended December 31, 2022, dividends paid to other non-controlling interests amounted to $1.6 million (December 31, 2021 – $1.9 million).
Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2022			December 31, 2021
	Essakane	Rosebel[1]	Boto[2]	Essakane	Rosebel	Boto
Current assets	$376.6	$158.8	$1.2	$294.4	$144.2	$2.6
Non-current assets	791.1	510.8	74.7	849.7	569.6	61.8
Current liabilities	(155.7)	(105.7)	(3.6)	(128.9)	(98.6)	(2.7)
Non-current liabilities	(251.3)	(259.7)	(66.6)	(257.4)	(275.3)	(58.7)
Net assets	$760.7	$304.2	$5.7	$757.8	$339.9	$3.0
	Year ended			Year ended
	December 31, 2022			December 31, 2021
Revenues	$883.9	$405.4	$—	$816.3	$277.2	$—
Net earnings (loss) and OCI	$175.4	$(35.7)	$2.8	$69.3	$(173.0)	$(0.7)

Net cash from (used in) operating activities	$381.6	$151.1	$2.3	$388.5	$32.9	$(0.6)
Net cash used in investing activities	(174.7)	(130.7)	(13.9)	(142.2)	(101.5)	(33.7)
Net cash from (used in) financing activities	(172.4)	(16.9)	9.8	(263.9)	(63.5)	32.1
Net increase (decrease) in cash and cash equivalents	$34.5	$3.5	$(1.8)	$(17.6)	$(132.1)	$(2.2)
1.As at December 31, 2022, the Rosebel mine met the criteria to be classified as held for sale and discontinued operations (note 5).
2.As at December 31, 2022, the Boto Gold project met the criteria to be classified as held for sale (note 5).
The Company’s ability to access or use the assets of Essakane and Rosebel to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Rosebel and Essakane must be approved by the Supervisory Boards, which includes representation from the non-controlling interest.
26.    Share-Based Compensation

	Years ended December 31,
	2022	2021
Options	$0.7	$1.1
Share units	5.0	5.8
	$5.7	$6.9

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	90

(a)Options
(i)Share option plan
The Company has a comprehensive share option plan for its full-time employees and directors. The options vest over five years and expire no later than seven years from the grant date.
A maximum of 23,905,624 common shares have been reserved for issuance pursuant to the share option plan of which, as of December 31, 2022, 16,485,896 have been issued and 7,419,728 remain issuable. As of December 31, 2022, options to purchase 4,690,079 common shares were outstanding and options to purchase 2,729,649 common shares remained available for further grants under the plan.

	Year ended December 31, 2022		Year ended December 31, 2021
	Options (in millions)	Weighted average exercise price (CAD/share)[1]	Options (in millions)	Weighted average exercise price (CAD/share)
Outstanding, beginning of the year	5.1	$4.82	4.7	$4.91
Granted	0.8	4.02	1.1	3.94
Exercised[2]	(0.4)	3.12	(0.2)	3.12
Forfeited	(0.8)	4.74	(0.1)	4.84
Expired	—	—	(0.4)	4.38
Outstanding, end of the year	4.7	$4.86	5.1	$4.82
Exercisable, end of the year	2.8	$5.18	2.6	$4.88
1.Exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2022 between the U.S. dollar and Canadian dollar was $0.7390/CAD.
2.The weighted average share price on date of options exercised was CAD$4.29.
The following table summarizes information related to options outstanding at December 31, 2022:

Range of Prices CAD$/share	Number Outstanding (millions)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CAD$/share)
1.01 - 5.00	2.9	4.0	$4.17
5.01 - 10.00	1.8	1.6	$5.96
	4.7	3.1	$4.86
(ii)Fair value of options granted
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted during the year. The estimated fair value of the options is expensed over their expected life.

	Years ended December 31,
	2022	2021
Weighted average risk-free interest rate	1.8%	0.8%
Weighted average expected volatility[1]	53.2%	56.0%
Weighted average dividend yield	—%	—%
Weighted average expected life of options issued (years)	5.0	4.9
Weighted average grant-date fair value (CAD per share)	$1.89	$1.97
Weighted average share price at grant date (CAD per share)	$4.03	$3.94
Weighted average exercise price (CAD per share)	$4.02	$3.94
1.Expected volatility is estimated by considering historical average share price volatility based on the average expected life of the options.
(b)Other share-based compensation
(i)Share incentive plan
A maximum of 21,756,762 common shares have been reserved for issuance under the share purchase plan, the share bonus plan and the share unit plan of which, as of December 31, 2022, 8,834,616 have been issued and 12,922,146 remain issuable. As of December 31, 2022, 6,309,298 common shares were subject to outstanding restricted share units, performance share units and deferred share units grants and 6,612,848 common shares remained available for further grants under these plans.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	91

A summary of the status of the Company’s outstanding share units issued to directors and employees under the Company's share incentive plan and changes during the year is presented below.

	Years ended December 31,
(in millions)	2022	2021
Outstanding, beginning of the year	6.9	6.7
Granted	2.5	2.5
Issued	(1.6)	(1.4)
Forfeited and withheld for tax	(1.5)	(0.9)
Outstanding, end of the year	6.3	6.9
(ii)Summary of share units granted
Deferred share units
Directors can elect to receive the equity portion of their annual retainer in the form of deferred share units or restricted share units. Upon a director leaving the Board, the Company will issue that number of common shares equivalent to that number of deferred share units granted. As the deferred share units are equity settled, the cost to the Company is based on the grant date fair value.
The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2022	2021
Granted during the year (in millions)	0.3	0.1
Grant-date fair value (CAD per share)[1]	$3.57	$4.51
1.The grant-date fair value is equal to the share price on grant date.
Restricted share units
Executive officers, directors and certain employees are granted restricted share units on an annual basis.
Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled.  There are no cash settlement alternatives and no vesting conditions other than service.
Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The number of restricted share units granted is determined as part of the employees’ overall compensation.
The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2022	2021
Granted during the year (in millions)	1.8	1.9
Grant-date fair value (CAD per share)[1]	$4.03	$4.12
1.The grant-date fair value is equal to the share price on grant date.
Performance share units
Executive officers and certain employees are granted performance share units on an annual basis.
The performance share unit grants vest over thirty-six months and are equity settled. There are no cash settlement alternatives for these grants.
Performance share units are granted based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The number of performance share units granted is determined as part of the employees’ overall compensation.
The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2022	2021
Granted during the year (in millions)	0.4	0.5
Grant-date fair value (CAD per share)[1]	$4.15	$4.39
1.The grant-date fair value was determined using a Black-Scholes model or Monte Carlo model.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	92

(c)Share purchase plan
The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the share purchase plan. The Company’s contribution is expensed and is considered vested on December 31 of each calendar year.
27.    Cost of Sales

		Years ended December 31,
	Notes	2022	2021
Operating costs[1]		$526.6	$508.4
Royalties	37(b)	43.8	40.7
Depreciation expense[2]		240.5	264.2
		$810.9	$813.3
1.Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
28.    General and Administrative Expenses

		Years ended December 31,
	Notes	2022	2021
Salaries		$33.5	$22.8
Directors' fees and expenses		1.4	1.1
Professional and consulting fees		10.4	8.3
Other administration costs		1.1	1.3
Share-based compensation		4.7	6.1
(Gain) loss on cash flow hedges	21(c)(ii)	(0.6)	(2.6)
Depreciation expense		1.5	1.8
		$52.0	$38.8
29.    Impairment (Charge) Reversal
The Company performs impairment testing for its property, plant and equipment when indicators of potential impairment or reversal of previously recognized impairment are identified.
During the second quarter 2022, the updated costs to complete, project economics and life-of-mine plan to be included in a new technical report were considered by the Company to be indicators of impairment for the Côté Gold CGU. An impairment test was performed and it was determined that the estimated recoverable amount of the CGU was more than the carrying amount and no impairment was required.
During the second quarter 2022, an increase in the estimated long-term price of gold was considered by the Company to be an indicator of impairment reversal for the Doyon and Rosebel CGUs. An impairment test was performed for the Doyon CGU and an impairment charge of $38.4 million was recognized. The impairment charge was booked against the change in asset retirement obligations at closed sites in the consolidated statements of earnings (loss), as the carrying amount of the CGU increased by $38.4 million. This was due to a reduction in the asset retirement obligation related to the closed site within the Doyon CGU (note 15(a)) and resulted in the carrying amount exceeding the recoverable amount of $96.0 million. An impairment test was performed for the Rosebel CGU and it was determined that the estimated recoverable amount of the CGU was in line with the carrying amount and no impairment or impairment reversal was required.
The recoverable amounts of the CGUs were determined by calculating the FVLCD. The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD were reserves and resources, the life-of-mine production profile, remaining construction expenditures, future capital and operating expenditures, future gold prices, future foreign exchange rates, discount rate and value of un-modeled mineralization.
The estimate of future cash flows were derived from the most recent life-of-mine plans and technical reports. Management estimated gold prices based on observable market data, including the spot price and industry analysts' forecasted prices.
The Company used an estimated gold price of $1,700 per ounce for 2022 to 2025, and $1,600 per ounce thereafter. The future cash flows used to calculate the FVLCD were discounted using a real weighted average cost of capital of 5.5% for the Côté Gold CGU and 8.5% for the Rosebel and Doyon CGUs, which reflected specific market risk factors. Un-modeled measured and indicated resources and a portion of un-modeled inferred resources, where applicable, were valued at $50 per ounce, based on a review of comparable market transactions.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	93

Sale of Rosebel
During the fourth quarter 2022, the Company entered into a definitive agreement to sell its interests in the Rosebel mine for cash consideration of $360 million plus working capital adjustments (note 5). An impairment charge of $110.1 million (post tax impairment charge of $70.5 million) was recognized in the consolidated statements of earnings (loss) to align the carrying value of the Rosebel mine with the sales price.
30.    Other Expenses

		Years ended December 31,
	Notes	2022	2021
Changes in asset retirement obligations at closed mines[1]		$1.6	$40.7
COVID-19 expenses[2]		—	3.1
Care and maintenance costs[3]		—	24.5
Write-down of assets		0.6	3.5
Restructuring costs		—	1.0
Other		6.9	5.1
		$9.1	$77.9
1.Changes in asset retirement obligations at closed sites relates to an increase in the asset retirement obligation for Doyon based on the updated closure plan.
2.COVID-19 expenses pertained to incremental costs incurred resulting from the impact of COVID-19 on the operations of the Company, including costs related to incremental labour, transportation, safety and other operational measures and processes implemented to manage the impact of COVID-19. These costs are included in operating costs for the 2022 financial year.
3.Westwood mine was on care and maintenance between October 30, 2020 and June 1, 2021 due to a seismic event.
31.    Finance Costs

		Years ended December 31,
	Notes	2022	2021
Credit facility fees		$3.0	$3.9
Accretion expense - other		2.1	—
Accretion expense - gold prepayment[1]	20	—	—
Interest expense[1]		—	—
Other finance costs		3.5	1.3
		$8.6	$5.2
1.For the year ended December 31, 2022, interest expense of $38.9 million and accretion expense for gold prepayments of $10.1 million were capitalized to qualifying assets (December 31, 2021 - interest expense of $28.4 million and accretion expense for gold prepayments of $9.9 million).
Total interest paid during the year ended December 31, 2022 was $37.8 million (December 31, 2021 - $29.2 million). Interest paid relates to interest charges on the Company's 5.75% senior notes, credit facility, equipment loans and leases.
32.    Interest Income, Derivatives and Other Investment Gains (Losses)

		Years ended December 31,
	Notes	2022	2021
Interest income		$8.5	$3.7
Gains (losses) on non-hedge derivatives and warrants	21(d)	3.1	(8.0)
Gain on sale of royalties[1]		—	45.9
Insurance recoveries		1.2	—
Gain on sale of investment in INV Metals[2]		—	16.1
Fair value of deferred consideration from the sale of Sadiola		0.7	4.6
Other gains (losses)		0.5	(1.0)
		$14.0	$61.3
1.The Company sold 35 royalties on various non-core exploration and development properties for cash consideration of $46.2 million. After transaction costs of $0.3 million, the Company recognized a gain of $45.9 million.
2.In 2021, Dundee Precious Metals Inc. ("DPM") completed the acquisition of INV Metals. As a result, the Company received 4.9 million common shares of DPM valued at $28.7 million. The Company recognized a gain of $16.1 million in 2021. The Company sold 4.9 million of the DPM shares during the year ended December 31, 2022 for proceeds of $26.2 million. The loss of $0.5 million was recorded in other comprehensive income.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	94

33.    Expenses by Nature
The following employee benefits expenses are included in cost of sales, general and administrative expenses, exploration expenses and other expenses.

	Years ended December 31,
	2022	2021
Salaries, short-term incentives, and other benefits	$177.2	$159.8
Share-based compensation	4.8	6.1
Other	6.9	4.8
	$188.9	$170.7
34.    Loss Per Share
Basic and diluted loss per share computation

	Years ended December 31,
	2022	2021
Numerator
Net loss from continuing operations attributable to equity holders	$(55.5)	$(95.8)
Net loss from discontinued operations attributable to equity holders	$(14.6)	$(158.6)
Net loss attributable to equity holders	$(70.1)	$(254.4)
Denominator (in millions)
Weighted average number of common shares (basic and diluted)	478.6	476.5
Basic and diluted loss from continuing operations per share attributable to equity holders	$(0.12)	$(0.20)
Basic and diluted loss from discontinued operations per share attributable to equity holders	$(0.03)	$(0.33)
Basic and diluted loss per share attributable to equity holders	$(0.15)	$(0.53)
Equity instruments excluded from the computation of diluted earnings (loss) per share which could be dilutive in the future were as follows:

	Years ended December 31,
(in millions)	2022	2021
Options	4.7	5.1
Share units	6.3	6.9
	11.0	12.0

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	95

35.    Cash Flow Items
(a)Adjustments for other non-cash items within operating activities

		Years ended December 31,
	Notes	2022	2021
Share-based compensation		$5.1	$6.7
Write-down of assets		2.0	3.5
Changes in estimates of asset retirement obligations at closed sites	30	1.6	40.7
Interest income	32	(8.5)	(3.7)
Fair value of deferred consideration from the sale of Sadiola		(0.7)	(4.6)
Effects of exchange rate fluctuation on cash and cash equivalents		17.1	9.7
Effects of exchange rate fluctuation on restricted cash		2.1	2.9
Gain on sale of royalties	32	—	(45.9)
Gain on sale of investment in INV Metals Inc.	32	—	(16.1)
Insurance recoveries	32	(1.2)	—
Employee service provision		2.1	2.8
Other		(3.8)	(11.1)
		$15.8	$(15.1)
(b)Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2022	2021
Receivables and other current assets	$(36.9)	$16.7
Inventories and non-current ore stockpiles	(32.6)	(23.1)
Accounts payable and accrued liabilities	28.9	8.2
	$(40.6)	$1.8
(c) Other investing activities

		Years ended December 31,
	Notes	2022	2021
Cash received on sale of Sadiola		$—	$1.8
Disposition (acquisition) of investments		10.3	(0.2)
Interest received		8.4	3.6
Increase in restricted cash		(16.0)	(6.0)
Purchase of additional common shares of associate		—	(1.7)
Capital expenditures for exploration and evaluation assets	12	(1.9)	(1.9)
Acquisition of exploration and evaluation assets	12	—	(5.0)
Acquisition of royalty interests	13	—	(7.2)
Acquisition of non-controlling interests		(0.7)	—
Other		(8.4)	(1.9)
		$(8.3)	$(18.5)

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	96

(d) Reconciliation of long-term debt arising from financing activities

	Notes	Equipment loans	5.75% senior notes	Credit facility	Total
Balance, January 1, 2021		$28.0	$438.6	$—	$466.6
Cash changes:
Repayments		(7.7)	—	—	(7.7)
Non-cash changes:
Amortization of deferred financing charges		—	0.9	—	0.9
Foreign currency translation		(1.6)	—	—	(1.6)
Change in fair value of embedded derivative		—	6.9	—	6.9
Other		—	(0.7)	—	(0.7)
Balance, December 31, 2021		$18.7	$445.7	$—	$464.4
Cash changes:
Proceeds		6.0	—	455.0	461.0
Repayments		(7.4)	—	—	(7.4)
Non-cash changes:
Amortization of deferred financing charges		0.1	0.9	—	1.0
Foreign currency translation		(1.3)	—	—	(1.3)
Change in fair value of embedded derivative		—	1.5	—	1.5
Other		—	(0.5)	—	(0.5)
Balance, December 31, 2022		$16.1	$447.6	$455.0	$918.7
36.    Segmented Information
The Company’s gold mines are divided into geographic segments as follows:
•Burkina Faso - Essakane mine; and
•Canada - Doyon division, including Westwood mine.
The Company’s non-gold mine segments are divided as follows:
•Côté Gold project1;
•Exploration and evaluation and development; and
•Corporate - includes royalty interest and investment in associate, up to sale of investment.

	December 31, 2022			December 31, 2021
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$798.0	$1,183.0	$287.7	$860.0	$1,153.4	$275.4
Canada	316.8	348.7	226.4	339.8	368.7	260.7
Total gold mines	1,114.8	1,531.7	514.1	1,199.8	1,522.1	536.1
Côté Gold project	1,696.9	1,821.6	209.5	1,022.8	1,118.1	109.0
Exploration and evaluation and development	18.8	22.0	1.8	19.8	45.0	5.8
Corporate	73.3	264.2	1,216.6	98.4	453.1	684.3
Assets held for sale[1]	—	785.6	276.3	679.7	833.3	319.3
Total	$2,903.8	$4,425.1	$2,218.3	$3,020.5	$3,971.6	$1,654.5
1.Includes assets and liabilities held for sale relating to the Rosebel mine and the Bambouk assets (note 5).

______________________________
1.The Côté Gold project is considered a separate operating segment following the decision to proceed with construction in July 2020 as the financial information for the project is reviewed regularly by the Company’s CODM to assess the performance of the project and to make resource allocation decisions. The segment includes the financial information of the Côté unincorporated joint venture as well as other financial information for the Côté Gold project outside of the Côté UJV.

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	97

Year ended December 31, 2022

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$883.3	$431.2	$220.2	$—	$0.2	$11.5	$0.7	$219.5	$162.6
Canada	120.6	139.2	19.9	—	—	—	2.9	(41.4)	35.1
Total gold mines	1,003.9	570.4	240.1	—	0.2	11.5	3.6	178.1	197.7
Côté Gold project	—	—	—	1.3	3.0	—	—	(4.3)	531.7
Exploration and evaluation and development	—	—	—	0.2	25.2	—	3.3	(28.7)	13.9
Corporate[5]	(45.1)	—	0.4	50.5	—	5.6	2.2	(103.8)	1.3
Total continuing operations	$958.8	$570.4	$240.5	$52.0	$28.4	$17.1	$9.1	$41.3	$744.6
Discontinued operations[6]	405.2	286.8	43.9	3.5	1.2	110.1	2.5	(42.8)	130.8
Total	$1,364.0	$857.2	$284.4	$55.5	$29.6	$127.2	$11.6	$(1.5)	$875.4
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes cash expenditures for property, plant and equipment and exploration and evaluation assets.
5.Includes impact on revenues of delivering ounces into 2019 Prepay Arrangement and earnings from royalty interests.
6.Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 5).

Year ended December 31, 2021

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$813.9	$472.1	$251.6	$—	$1.2	$—	$5.6	$83.4	$135.6
Canada[5]	61.6	77.0	11.3	—	—	—	67.2	(93.9)	14.3
Total gold mines	875.5	549.1	262.9	—	1.2	—	72.8	(10.5)	149.9
Côté Gold project	—	—	—	0.9	2.9	—	—	(3.8)	343.0
Exploration and evaluation and development	—	—	—	0.3	31.0	—	0.4	(31.7)	33.6
Corporate[6]	—	—	1.3	37.6	—	15.0	4.7	(58.6)	0.6
Total continuing operations	$875.5	$549.1	$264.2	$38.8	$35.1	$15.0	$77.9	$(104.6)	$527.1
Discontinued operations[7]	276.2	260.1	75.6	3.2	3.0	190.1	14.1	(269.9)	98.6
Total	$1,151.7	$809.2	$339.8	$42.0	$38.1	$205.1	$92.0	$(374.5)	$625.7
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes cash expenditures for property, plant and equipment, exploration and evaluation assets.
5.Changes in asset retirement obligation for Doyon closed site included in other expenses.
6.Includes earnings from royalty interests.
7.Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 5).

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	98

37.    Commitments

	December 31, 2022	December 31, 2021
Purchase obligations	$114.6	$64.0
Capital expenditure obligations	347.0	423.7
Lease obligations	33.7	20.9
	$495.3	$508.6
(a)    Commitments – payments due by period

As at December 31, 2022	Total	<1 yr1	1-2 yrs[2]	3-4 yrs[3]	>4 yrs[4]
Purchase obligations	$114.6	$102.3	$3.8	$4.8	$3.7
Capital expenditure obligations	347.0	327.2	15.8	4.0	—
Lease obligations	33.7	8.4	15.8	4.3	5.2
	$495.3	$437.9	$35.4	$13.1	$8.9
1.Due over the period from January 1, 2023 to December 31, 2023.
2.Due over the period from January 1, 2024 to December 31, 2025.
3.Due over the period from January 1, 2026 to December 31, 2027.
4.Due from January 1, 2028 and beyond.
(b)Royalties included in Cost of sales
Production from certain mining operations is subject to third party royalties (included in cost of sales) based on various methods of calculation summarized as follows:

	December 31, 2022	December 31, 2021
Continuing operations
Essakane[1]	$43.8	$40.7
Discontinued operations
Rosebel[2]	26.8	19.9
	$70.6	$60.6
1.Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.
2. 2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average market price determined by the London Gold Fix P.M. In addition, 0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.
38.    Related Party Transactions
(a)Receivables from related parties
The Company had no receivables from related parties during the year ended December 31, 2022.
(b)Compensation of key management personnel
Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2022	2021
Salaries and other benefits	$5.8	$6.0
Retirement benefits	2.4	0.3
Share-based payments	2.6	3.1
	$10.8	$9.4

IAMGOLD CORPORATION 2022 Consolidated Financial Statements – December 31, 2022	99